ALLEGHANY CORPORATION 2003 ANNUAL REPORT


SEC MAIL
PROCESSING
MAR 08 2004
WASH, D.C.
SECTION

P.E.
12-31-03


04009953

ARS

TABLE OF CONTENTS

THIS IS ALLEGHANY

Alleghany's primary objective is to create stockholder value principally through the ownership and management of a small group of operating businesses and investments. Alleghany is managed by a select company staff, which seeks out attractive investment opportunities, delegates responsibilities to competent and motivated managers, sets management goals for its operating businesses, ensures that managers are provided with incentives to meet these goals and monitors their progress. The operating businesses function in an entrepreneurial climate as quasi-autonomous enterprises.

Conservatism dominates Alleghany's management philosophy. It shuns investment fads and fashions in favor of acquiring relatively few interests in basic financial and industrial enterprises that offer long-term value to the investor. Alleghany's operating businesses and investments include:

ALLEGHANY INSURANCE HOLDINGS LLC

A holding company for Alleghany's property and casualty, and fidelty and surety, insurance operations

WORLD MINERALS INC.

Conducts a worldwide industrial minerals business

HEADS & THREADS INTERNATIONAL LLC

A major importer and distributor of steel fasteners

ALLEGHANY PROPERTIES, INC.

A significant landowner in the Sacramento, California region

BURLINGTON NORTHERN SANTA FE CORPORATION

Alleghany owns 2.1 percent of one of the largest railroad networks in North America

FINANCIAL HIGHLIGHTS

(in millions except for share and per share amounts):

	Year Ended December 31		Quarter Ended December 31	
	2003	2002	2003	2002
Revenues	$1,018.2	$ 576.9	$ 380.4	$ 133.7
Earnings (losses) before taxes	$ 240.4	$ 57.4	$ 112.3	$ (0.4)
Net earnings (losses)	$ 162.4	$ 54.8	$ 73.8	$ (1.6)
Basic earnings (losses) per share of common stock:*				
Operations	$ 8.55	$ 4.19	$ 3.85	$ 0.42
Security transactions	13.24	3.17	6.00	(0.64)
Net earnings (losses)*	$ 21.79	$ 7.36	$ 9.85	$ (0.22)
Common stockholders' equity per share of common stock*	$ 208.53	$186.16	$208.53	$186.16
Average number of outstanding shares of common stock*	7,450,625	7,448,058	7,491,735	7,401,759

*Amounts reflect subsequent common stock dividends.

NET EARNINGS CONTRIBUTIONS OF OUR OPERATING UNITS (PER SHARE)*

Year Ended December 31

	Alleghany Insurance Holdings	World Minerals	Parent Company and Other	Total from Continuing Operations	Discontinued Operations**	Total
2003						
Operations	$ 7.52	$ 1.79	$ (0.76)	$ 8.55	$ —	$ 8.55
Security transactions	4.79	—	8.45	13.24	—	13.24
Total	$ 12.31	$ 1.79	$ 7.69	$21.79	$ —	$21.79
2002						
Operations	$ (.60)	$ 1.63	$ 3.16	$ 4.19	$ —	$ 4.19
Security transactions	(.96)	—	4.13	3.17	—	3.17
Total	$ (1.56)	$ 1.63	$ 7.29	$ 7.36	$ —	$ 7.36
2001						
Operations	$ 1.13	$ 1.37	$ (2.71)	$ (0.21)	$(27.44)	$(27.65)
(Loss) gain on sale of subsidiary	(6.72)	—	63.15	56.43	—	56.43
Security transactions	1.19	—	(0.16)	1.03	—	1.03
Total	$ (4.40)	$ 1.37	$60.28	$57.25	$(27.44)	$29.81

*Amounts reflect subsequent common stock dividends.

**Discontinued operations for 2001 consist of the operations of Alleghany Underwriting prior to its disposition in November 2001 and Alleghany Asset Management prior to its disposition in February 2001.

TO OUR STOCKHOLDERS

We are pleased to report that Alleghany's common stockholders' equity per share at year end 2003 was $208.53 per share, an increase of 12.0 percent over year end 2002. The increase primarily reflects the earnings contribution from the operations of our new insurance subsidiary, RSUI Group, Inc., and favorable returns on our investments.

Our objective in 2004 and forward is to create stockholder value by increasing our stockholders' equity per share at double digit rates over the long-term, but only if we can do so without taking excessive risk. We aim to achieve this objective by managing our insurance and investment operations for superior risk-adjusted returns and taking advantage of the market opportunities provided by the short-term orientation of many of our competitors. With respect to our insurance operations, our strategy is based on a philosophy of emphasizing underwriting profitability over revenue growth. With respect to investments, our strategy is to buy assets we consider undervalued and hold them until they become, in our opinion, fairly priced. By combining strong underwriting results and superior investment results, we believe we can achieve our goal of double digit growth in common stockholders' equity per share over time.


Annual Percentage Change*
In Common Stockholders' Equity Per Share of Alleghany**
In S&P 500 with dividends included
(10.4)
20.9
10.9
(9.0)
19.5
(11.9)
0.0
(22.0)
12.0
28.4
'99
'00
'01
'02
'03
*The S&P 500 figures are shown on a pre-tax basis whereas the Alleghany figures are presented on an after-tax basis.
**Adjusted for Alleghany's 2% stock dividends paid in every year.

Reviewing the events of 2003, our most significant development was the acquisition of Resurgens Specialty, an Atlanta-based specialty wholesale underwriting agency, and the separate acquisition and capitalization of two insurance companies to support Resurgens Specialty's underwriting activities. The purchase price for Resurgens Specialty, acquired on July 1, 2003 from Royal & SunAlliance Insurance Group plc, was approximately $116.0 million, and the two insurance companies were capitalized by Alleghany in an aggregate amount of approximately $520.0 million. As part of the Resurgens Specialty acquisition, we acquired Resurgens Specialty's net unearned premium portfolio of $320.8 million, but we did not acquire or assume any loss reserves associated with business previously underwritten by Resurgens Specialty for Royal & SunAlliance. For the period from July 1, 2003 to year-end, RSUI Group, Inc., our holding company for these new operations, reported net premiums earned of $293.8 million and pre-tax underwriting profits of $91.8 million. The absence of significant catastrophe losses was a major factor in this impressive start.

The RSUI team, led by Jim Dixon, Chairman and Chief Executive Officer, and E.G. Lassiter, President, has a demonstrated long-term record of serving the wholesale insurance markets through which they underwrite while producing consistent underwriting profits. We are pleased to have the opportunity to join with Jim, E.G. and their colleagues, and we welcome them to the Alleghany group.

We expect RSUI to have a number of effects on Alleghany's results. For one, our results may be more volatile in future years due to the exposure of RSUI's commercial property business to catastrophe losses. Also, we expect that RSUI will produce an irregular pattern of revenue growth year-to-year, as we expect it to write more business when prices are high and less business when prices are inadequate. Moreover, irregular patterns of revenue growth will lead to periods where RSUI has more capital than required for the level of business written, placing a premium on Alleghany's allocation of capital and investment of insurance company assets to ensure the achievement of our common stockholders' equity per share growth objectives. We do, however, expect RSUI to continue its past record of delivering above average profitability over the property casualty insurance cycle.

Capitol Transamerica Corporation continued to strengthen its operations and balance sheet during 2003. This included the further strengthening of loss reserves during 2003 by $21.9 million pre-tax in respect of assumed reinsurance treaties written between 1969 and 1976 by its subsidiary, Capitol Indemnity Corporation, as discussed in more detail beginning on page 17. Capitol Transamerica's underwriting results for business earned during 2002 and 2003 showed improvement.

During 2003, we also established a new specialty liability insurance underwriting operation, Darwin Professional Underwriters, Inc., together with Stephen J. Sills, former Chief Executive Officer of Executive Risk Inc. Darwin is 80 percent owned by Alleghany Insurance Holdings and 20 percent owned by certain members of Darwin's management through participation in a restricted stock plan. Pending the



F.M. Kirby, Chairman of the Board *John J. Burns, Jr., President* establishment of a separate insurance carrier for Darwin's business, Darwin writes specialty liability insurance as an underwriting manager for Platte River and certain subsidiaries of Capitol Transamerica. Darwin has done a remarkable job this year of building a strong management and underwriting team, obtaining substantial reinsurance support and generating $24.2 of gross premiums written for the period from May 2003 through year end.

With respect to our non-insurance operations, World Minerals' 2003 results primarily reflect the favorable impact of the strengthening of the euro against the U.S. dollar and a modest increase in net sales, offset by continued competitive pricing pressures both in the U.S. and export markets for World Minerals' U.S.-produced products, increased labor and benefit costs and an impairment charge in connection with an announced closing of a plant in the United Kingdom. Results at World Minerals' European, Latin American and Asian operations in 2003 reflect modest increases in tonnage shipped over 2002. In 2003, World Minerals' financial position and cash flow continued the strong trend evidenced in past years, and it paid $35.4 million in cash dividends to Alleghany in 2003. In addition to its reported earnings, World Minerals contributed to our growth in common stockholders' equity due to the fact that a portion of its net assets is denominated in foreign currencies, such as the euro, which strengthened against the U.S. dollar during the year.

Heads & Threads incurred a loss in 2003 due to inventory reserve charges, increases in the cost of materials and costs associated with 2003 restructuring initiatives. As part of such restructuring initiatives, Gregory Brown was appointed as President and Chief Executive Officer in April 2003 and Heads & Threads' headquarters were moved to Bloomingdale, Illinois from Sayreville, New Jersey in mid-2003.

Finally, Alleghany Properties continued its exceptional performance with 2003 sales being the second highest in its history.

We are pleased with our ability during 2003 to invest a substantial part of our financial resources. During 2004, we will continue our task of finding acquisitions and investment opportunities offering low risk and high reward. We are hopeful that 2004 will bring us further success.

Yours sincerely,





John J. Burns, Jr.
President

F.M. Kirby
Chairman

February 25, 2004

CONSOLIDATED RESULTS OF OPERATIONS

FINANCIAL RESULTS

For the year 2003, our net earnings were $162.4 million, or $21.79 basic earnings per share, compared with $54.8 million, or $7.36 basic earnings per share, in 2002. Our 2003 net earnings include the results of operations of RSUI Group, Inc. commencing July 1, 2003 and net gains on investment transactions after taxes of $98.7 million, or $13.24 basic earnings per share, primarily resulting from an after-tax gain of $89.5 million on the disposition of 8.0 million shares of common stock of Burlington Northern Santa Fe Corporation. Such disposition generated $222.9 million of aggregate cash proceeds, $118.6 million of which was generated at Alleghany's insurance operating units for the purpose of diversifying their investment portfolios.

Our 2002 results include net gains on investment transactions after taxes of $23.6 million, or approximately $3.17 basic earnings per share, primarily resulting from a $23.3 million gain on the disposition of 1.9 million shares of common stock of Burlington Northern Santa Fe. In addition, 2002 results include a net credit of $18.1 million in the provision for income taxes reflecting an adjustment of Alleghany's estimated state and federal tax liabilities.

The comparative contributions to earnings before taxes made by Alleghany's subsidiaries Alleghany Insurance Holdings LLC (a holding company for Alleghany's insurance operations, consisting principally of RSUI Group, Inc., Capitol Transamerica Corporation and Darwin Professional Underwriters, Inc.), and World Minerals Inc. (industrial minerals business), as well as by Alleghany's parent company and other operations, were as follows (in millions):

	Year Ended December 31		Quarter Ended December 31	
	2003	2002	2003	2002
Alleghany Insurance Holdings	$134.8	$(20.1)	$ 52.2	$(8.8)
World Minerals	25.7	23.5	7.4	5.5
Corporate activities	79.9	54.0	52.7	2.9
Earnings (losses) before income taxes	240.4	57.4	112.3	(0.4)
Net earnings (loss)	$162.4	$ 54.8	$ 73.8	$(1.6)

The results of operations of our subsidiaries are discussed in more detail on the following pages.

Alleghany had previously announced that it may purchase shares of its common stock in open market transactions from time to time. In 2003, Alleghany purchased an aggregate of 1,326 shares of its common stock for approximately $0.3 million, at an average cost of approximately $226.24 per share. As of December 31, 2003, Alleghany had 7,494,345 shares of its common stock outstanding.

CRITICAL ACCOUNTING POLICIES

Alleghany's insurance operations establish reserves on their balance sheets for unpaid losses and loss adjustment expenses related to their property and casualty insurance and fidelity and surety contracts. As of any balance sheet date, there are claims that have not yet been reported, and some claims may not be reported for many years after the date a loss occurs. As a result, the liability for unpaid losses and loss adjustment expenses includes significant estimates for claims incurred but not yet reported. Additionally, reported claims are in various stages of the settlement process. Each claim is settled individually based upon its merits, and certain claims may take years to settle, especially if legal action is involved. As a result, the liabilities for unpaid losses and loss adjustment expenses include significant judgments, assumptions and estimates made by management relating to the ultimate losses that will arise from the claims. Due to the inherent uncertainties in the process of establishing these liabilities, the actual ultimate loss from a claim is likely to differ, perhaps significantly, from the liability initially recorded. The accounting policies used in connection with the establishment of these liabilities are considered to be Alleghany's critical accounting policies.

Alleghany's insurance operations use a variety of techniques that employ significant judgments and assumptions to establish the liabilities for unpaid losses and loss adjustment expenses recorded at the balance sheet date. These techniques include detailed statistical analysis of past claim reporting, settlement activity, claim frequency, internal loss experience, changes in pricing or coverages and severity data when sufficient information exists to lend statistical credibility to the analysis. More subjective techniques are used when statistical data is insufficient or unavailable. These liabilities also reflect implicit or explicit assumptions regarding the potential effects of future inflation, judicial decisions, changes in laws and recent trends in such factors.

Alleghany's insurance operations establish liabilities for unpaid losses and loss adjustment expenses by considering a range of estimates and recording their best estimate within that range. Alleghany's insurance operations continually evaluate the potential for changes, both positive and negative, in their estimates of such liabilities and use the results of these evaluations to adjust both recorded liabilities and underwriting criteria. With respect to liabilities for unpaid losses and loss adjustment expenses established in prior years, such liabilities are periodically analyzed and their expected ultimate cost adjusted, where necessary, to reflect positive or negative development in loss experience and new information, including, for certain catastrophic events, revised industry estimates of the magnitude of a catastrophe. Adjustments to previously recorded liabilities for unpaid losses and loss adjustment expenses, both positive and negative, are reflected in Alleghany's financial results in the periods in which such adjustments are made and are referred to as prior year reserve development. A small percentage change in an estimate can result in a material effect on reported earnings. Alleghany's Consolidated Balance Sheet at December 31, 2003 includes liabilities for unpaid losses and loss adjustment expenses from property and casualty insurance and fidelity and surety contracts of $454.7 million. Because of the high level of uncertainty regarding the setting of liabilities for unpaid losses and loss adjustment expenses, it is the practice of each of Alleghany's insurance operations to engage an outside actuary to evaluate on a periodic basis the adequacy of these liabilities.

Receivables recorded with respect to claims ceded by Alleghany's insurance operations to other reinsurers under reinsurance contracts are estimated in a manner similar to liabilities for unpaid losses and, therefore, are also subject to a similar significant degree of uncertainty. In addition to the factors cited above, reinsurance receivables may prove uncollectible if the reinsurer is unable to perform under the contract. Reinsurance contracts purchased by Alleghany's insurance operations do not relieve them of their obligations to their own policyholders. Alleghany's Consolidated Balance Sheet at December 31, 2003 includes reinsurance receivables of $190.8 million.

The liabilities for unpaid losses and loss adjustment expenses and reinsurance receivables recorded on Alleghany's Consolidated Balance Sheet at December 31, 2003 include $92.0 million of liabilities of Platte River Insurance Company which existed at the time of its acquisition by Alleghany Insurance Holdings on January 4, 2002 but were contractually retained by the seller of Platte River, and $37.3 million of liabilities of Landmark American Insurance Company ("Landmark") which existed at the time of its acquisition by RSUI Indemnity Company on September 2, 2003 but were contractually retained by the seller of Landmark.

Information regarding Alleghany's other accounting policies is described in Note 1 to the Consolidated Financial Statements. In addition to the accounting policies described above, the accounting policies described in Note 1 require Alleghany to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Alleghany evaluates its estimates, including those related to the value of goodwill and intangible assets, long-lived assets, inventories, bad debts, pension benefits, income taxes and contingencies and litigation. Alleghany's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

REVIEW OF OPERATIONS AND INVESTMENTS

AIHL OPERATING UNIT PRE-TAX RESULTS

Years Ended December 31
(In thousands, except ratios)

	RSUI[1]	CATA[2]	Darwin[3]	Total
2003				
Gross premiums written	$931,321[4]	$162,718	$ 24,166	$1,118,205
Net premiums earned	$293,830	$132,969	$ 4,115	$ 430,914
Loss and loss adjustment expenses	150,070	97,629	2,503	250,202
Underwriting expenses	51,982	56,764	4,942	113,688
Underwriting profit (loss) [5]	$ 91,778	$(21,424)	$ (3,330)	$ 67,024
Loss ratio [6]	51.1%	73.4%	60.8%	58.1%
Expense ratio [7]	17.7%	42.7%	120.1%	26.4%
Combined ratio [8]	68.8%	116.1%	180.9%	84.5%
2002				
Gross premiums written	—	$148,506	—	$ 148,506
Net premiums earned	—	$125,649	—	$ 125,649
Loss and loss adjustment expenses	—	100,508	—	100,508
Underwriting expenses	—	45,349	—	45,349
Underwriting profit (loss) [5]	—	$(20,208)	—	$ (20,208)
Loss ratio [6]	—	80.0%	—	80.0%
Expense ratio [7]	—	36.1%	—	36.1%
Combined ratio [8]	—	116.1%	—	116.1%

(1) Since July 1, 2003.

(2) Includes the results of Platte River Insurance Company.

(3) Since May 2003. Although Darwin is an underwriting manager for Platte River and certain subsidiaries of CATA, the results of the business generated by Darwin have been separated from CATA's results for purposes of this table.

(4) Includes $320.8 million of unearned premiums which were acquired with RSUI in July 2003.

(5) Represents net premiums earned less loss and loss adjustment expenses and underwriting expenses, all as determined in accordance with generally accepted accounting principles ("GAAP"), and does not include income derived from investments. Underwriting profit (loss) does not replace net income (loss) determined in accordance with GAAP as a measure of profitability; rather, it provides a basis for management to evaluate the underwriting performance of its insurance operating units.

(6) Loss and loss adjustment expenses divided by net premiums earned, all as determined in accordance with GAAP.

(7) Underwriting expenses divided by net premiums earned, all as determined in accordance with GAAP.

(8) The sum of the loss ratio and expense ratio, all as determined in accordance with GAAP, representing the percentage of each premium dollar an insurance company is required to spend on losses (including loss adjustment expenses) and underwriting expenses.

ALLEGHANY INSURANCE HOLDINGS LLC

AIHL OPERATIONS

O*VERVIEW* Alleghany Insurance Holdings LLC ("AIHL") is a holding company for Alleghany's insurance operations, which are conducted primarily through its subsidiaries RSUI Group, Inc. ("RSUI"), headquartered in Atlanta, Georgia, Capitol Transamerica Corporation ("CATA"), headquartered in Madison, Wisconsin, and Darwin Professional Underwriters, Inc. ("Darwin"), headquartered in Farmington, Connecticut.

AIHL completed the acquisition of Resurgens Specialty Underwriting, Inc. ("Resurgens Specialty") from Royal Group, Inc., a subsidiary of Royal & SunAlliance Insurance Group plc ("R&SA") on July 1, 2003 for cash consideration of approximately $116.0 million. Resurgens Specialty became a subsidiary of RSUI. In connection with the acquisition of Resurgens Specialty, on June 30, 2003, RSUI acquired RSUI Indemnity Company ("RIC") to write admitted business underwritten by Resurgens Specialty, from Swiss Re America Holding Corporation for cash consideration of approximately $19.7 million, $13.2 million of which represented consideration for RIC's investment portfolio. On September 2, 2003, RIC purchased Landmark American Insurance Company ("Landmark") to write non-admitted business underwritten by Resurgens Specialty, from R&SA for cash consideration of $33.9 million, $30.4 million of which represented consideration for Landmark's investment portfolio. R&SA contractually retained all of the loss and loss adjustment expenses liabilities of Landmark that existed at the time of the sale.

During 2003, Alleghany also established a new specialty liability insurance underwriting operation, Darwin Professional Underwriters, Inc. ("Darwin"). Darwin is 80 percent owned by AIHL and 20 percent owned by certain members of Darwin's management through participation in a restricted stock plan. Pending the establishment of a separate insurance carrier for Darwin's business, Darwin writes specialty liability insurance as an underwriting manager for Platte River and certain subsidiaries of CATA.

AIHL recorded pre-tax earnings of $134.8 million on revenues of $511.5 million in 2003, compared with a pre-tax loss of $20.1 million on revenues of $128.1 million in 2002. AIHL's 2003 net earnings include pre-tax investment income of $25.7 million and a realized pre-tax net gain on investment transactions of $54.9 million, compared with pre-tax investment income of $13.4 million and a realized pre-tax net loss on investment transactions of $10.9 million in 2002. AIHL's 2003 pre-tax investment income reflects a larger invested asset base, principally due to capital contributions by Alleghany and the acquisition of RSUI. AIHL's 2003 pre-tax net gain on investment transactions primarily reflects the disposition of 4.3 million shares of common stock of Burlington Northern Santa Fe Corporation for aggregate cash proceeds of $118.6 million for the purpose of diversifying the investment portfolios of the insurance operating units.

CATASTROPHE RISK MANAGEMENT AIHL's operating units, particularly RSUI, expose AIHL to losses on claims arising out of natural or man-made catastrophes. Catastrophes can be caused by various events, but losses are principally driven by hurricanes, earthquakes and windstorms. The incidence and severity of catastrophes are inherently unpredictable and may materially reduce AIHL's profitability or produce losses in a given period. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the affected area and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes and windstorms may produce significant damage, especially in areas that are heavily populated. The geographic distribution of AIHL's insurance operations subjects it to catastrophe exposure principally from hurricanes in Florida and the Mid-Atlantic, Northeast, and Gulf coast regions, earthquakes in California, the Pacific Northwest region and along the New Madrid fault line in the Midwest region, and windstorms in the Midwest and Southern regions.

AIHL's operating units use underwriting controls and systems, including catastrophe modeling, in an effort to ensure that the aggregate amount of catastrophe exposures conform to established risk tolerances and fit within the existing exposure portfolio. In addition, RSUI relies on reinsurance to limit its exposure to catastrophes. Actual results may vary from the expectations developed in catastrophe modeling, and such variances could negatively impact reinsurers of AIHL's operating units and the related reinsurance receivables.

REINSURANCE AIHL's operating units reinsure a portion of the risks they underwrite in order to control their exposure to losses, manage capacity, stabilize earnings and protect capital resources. In general, the operating units obtain reinsurance on a treaty and facultative basis. Treaty reinsurance is based on a contract between a primary insurer or "cedent" and a reinsurer and covers certain classes of risk specified in such treaty. Under most treaties, the cedent is obligated to offer, and the reinsurer is obligated to accept, a specified portion of a class of risk underwritten by the cedent. Alternatively, facultative reinsurance is the reinsurance of individual risks, whereby a reinsurer separately rates and underwrites each risk and is free to accept or reject each risk offered by the cedent. Facultative reinsurance is normally purchased for risks not otherwise covered or covered only in part by reinsurance treaties, and for unusual risks. Treaty and facultative reinsurance can be written on both a quota share or excess of loss basis. Under a quota share reinsurance treaty, the cedent and reinsurer share the premiums as well as the losses and expenses of any single risk, or an entire group of risks. Under excess of loss reinsurance contracts, a reinsurer agrees to reimburse the cedent for all or part of any losses in excess of a predetermined amount (commonly referred to as the cedent's "retention"), generally up to a predetermined limit, at which point the risk of loss is assumed by another reinsurer or reverts to the cedent.

RSUI utilizes reinsurance on an extensive basis in order to build stable capacity and provide protection against the accumulation of catastrophic risk. RSUI ceded approximately 33 percent of its gross premium written for the period from July 1, 2003 through December 31, 2003 to reinsurers through quota share reinsurance treaties and facultative placements. To manage risks it retains after application of its quota share reinsurance treaties, RSUI uses excess of loss and facultative reinsurance. In general, RSUI retains a maximum net exposure limit of $5.0 million for any single risk for each of its property, umbrella/excess liability, general liability, directors and officers liability and professional liability coverages. For RSUI's property line, excess of loss reinsurance coverage is in place that protects RSUI for loss amounts in excess of $5.0 million up to $100.0 million on a per risk basis. To protect against multiple losses due to catastrophes, RSUI maintains excess of loss reinsurance coverage in an amount estimated by RSUI to be its exposure from a one-in-250 year catastrophic event for aggregate losses from a single event. In addition, RSUI uses facultative reinsurance in instances when RSUI wants greater coverage than provided by a treaty.

In general, Capitol Transamerica reinsures individual risks in excess of $1.25 million with various reinsurers in each of its lines of business, except that its commercial surety line is reinsured for individual losses above $1.0 million with a 10 percent participation above that limit, as well as a 20 percent quota share reinsurance agreement with a sliding scale ceded commission based upon the loss ratio of the commercial surety business. In addition, Capitol Transamerica purchases facultative reinsurance coverage for risks in excess of $6.0 million on property and casualty, $7.0 million on contract surety and $10.0 million on commercial surety. Business underwritten by Darwin is generally reinsured on a treaty basis for individual losses in excess of $3.0 million for directors and officers liability, in excess of $0.5 million for medical malpractice liability insurance for physicians and in excess of $1.0 million for medical malpractice liability for medical facilities. The reinsurance treaties contain swing-rated premiums that will vary, within a range, depending upon the profitability of the underlying premium subject to the treaty. In addition, Darwin obtains facultative reinsurance for certain business.

The reinsurance purchased by AIHL's operating units does not relieve them from their obligations to their own policyholders, and therefore, the financial strength of their reinsurers is important. Excluding the reinsurance receivables acquired as part of the acquisition of Landmark, approximately 99 percent of AIHL's reinsurance receivables balance at December 31, 2003 was with reinsurance companies having financial strength ratings of A or higher by A.M. Best Company, Inc. ("A.M. Best"), an independent organization that analyzes the insurance industry. AIHL had no allowance for uncollectible reinsurance as of December 31, 2003. AIHL's Reinsurance Risk Committee, which includes certain Alleghany officers and the chief financial officers of each of AIHL's operating units, meets to track, analyze and manage the use of reinsurance by AIHL's operating units. The Reinsurance Risk Committee considers the limits on the maximum amount of unsecured reinsurance receivables that can be outstanding from any particular reinsurer, the lines of business that can be ceded to a particular reinsurer and, where applicable, the types of collateral that should be posted by reinsurers.

RSUI GROUP, INC.

RSUI, which includes the operations of Resurgens Specialty, RIC and Landmark, underwrites specialty insurance coverages in the property, umbrella/excess liability, general liability, directors and officers liability and professional liability lines and distributes its products exclusively through over 170 wholesale insurance brokers located throughout the United States and two managing general agents.

RSUI's 2003 gross premiums written include $320.8 million of unearned premiums which were acquired with RSUI in July 2003, as well as $610.5 million of gross premiums written since acquisition, reflecting continued strong markets in its lines of business. In addition, RSUI's 2003 results reflect aggregate pre-tax net catastrophe losses of approximately $16.6 million due to the East Coast blackout in August 2003, Hurricane Isabel in September 2003 and the California wildfires in October 2003. Although RSUI's 2003 results reflect its continued ability to achieve rate increases across its casualty lines of business, rates have increased at a slower pace. In addition, rates have declined in RSUI's property lines of business.

As discussed above, in connection with the acquisition of Resurgens Specialty, AIHL also acquired RIC to write business on an admitted basis, and RIC acquired Landmark to write business on an approved, non-admitted basis. In order to be able to write admitted business in a state, a company must be licensed by the state and become subject to the state's form and rate regulations. It is anticipated that it will take through 2004 for RIC to obtain all necessary licenses to be able to write business on an admitted basis in most states, while Landmark (which, as a non-admitted company, is not subject to state form and rate regulations and thus has more flexibility in its rates and coverages for specialized or hard-to-place risks) is currently approved to write business on a non-admitted basis in 48 states. Although R&SA agreed to provide policy issuance services to RIC through June 2004 to cover this regulatory transition period, the major rating agencies downgraded the ratings of R&SA's issuing carriers in the second-half of 2003 to levels that agents, brokers, and insureds of RSUI may find unacceptable. As an alternative, RSUI has been offering coverage written by Landmark on a non-admitted basis for classes of business predominantly written on an admitted basis. This may reduce RSUI's premium volume for those classes of business, including umbrella/excess liability and directors and officers liability.

RSUI's subsidiaries RIC and Landmark are rated A (Excellent) by A.M. Best.

CAPITOL TRANSAMERICA CORPORATION

CATA, primarily through its wholly owned subsidiaries Capitol Indemnity Corporation ("Capitol Indemnity") and Capitol Specialty Insurance Company ("CSIC"), operates in 45 states with a geographic concentration in the Midwestern and Plains states. Capitol Indemnity and CSIC write primarily property and casualty insurance for certain types of businesses or activities, including barber and beauty shops, bowling alleys, contractors, restaurants and taverns. Capitol Indemnity conducts its business on an admitted basis, and CSIC conducts its business on an approved, non-admitted basis, through independent and general insurance agents. As a non-admitted company, CSIC is not subject to state form and rate regulations and thus has more flexibility in its rates and coverages for specialized or hard-to-place property and casualty risks than Capitol Indemnity. Capitol Indemnity also writes fidelity and surety bonds and specialty insurance coverage, including contractors' performance and payment bonds, license/permit bonds, fiduciary bonds, judicial bonds and commercial fidelity bonds. Contemporaneous with the acquisition of CATA in January 2002, AIHL acquired Platte River Insurance Company ("Platte River"). Platte River is licensed in 50 states and operates in conjunction with Capitol Indemnity. Capitol Indemnity and Platte River are parties to a pooling agreement whereby Capitol Indemnity is liable for 90 percent of the shared aggregate insurance risks and Platte River is liable for 10 percent.

CATA's 2003 results primarily reflect $21.9 million of loss reserve strengthening related to assumed reinsurance treaties written by Capitol Indemnity between 1969 and 1976. Such assumed reinsurance treaties primarily relate to asbestos and environmental exposures. Promptly after its acquisition by Alleghany in January 2002, CATA's management commenced a program to settle, or position for commutation, Capitol Indemnity's assumed reinsurance treaties and make appropriate payments on a timely basis when deemed necessary. Since January 2002, Capitol Indemnity has experienced an increase in paid losses on this assumed reinsurance, which was initially attributed to a change in CATA's settlement philosophy. Upon completion in 2003 of an actuarial study undertaken by management, it was determined that the increase in paid losses related to the treaties reflected developments in the underlying claims environment, particularly with respect to asbestos related claims, and, accordingly, CATA strengthened its reserves related to such assumed reinsurance coverages in the amount of $21.9 million.

For the year ended December 31, 2003, the aggregate net loss and loss adjustment expense payments for asbestos and environmental impairment claims of CATA were $3.6 million, compared with $0.8 million in 2002. As of December 31, 2003, reserves of CATA totaled approximately $24.8 million for asbestos liabilities and approximately $3.3 million for environmental impairment liabilities resulting in aggregate asbestos and environmental reserves of $28.1 million. Such aggregate reserves are approximately 17.5 times the average paid claims for the prior three-year period.

CATA's 2002 results primarily reflect $17.3 million of loss reserve strengthening for 2001 and prior years following independent actuarial reviews, and $10.0 million in pre-tax net losses on investment transactions resulting from the restructuring of CATA's investment portfolio.

Capitol Indemnity, CSIC and Platte River are rated A+ (Superior) by A.M. Best.

DARWIN PROFESSIONAL UNDERWRITERS, INC.

Darwin underwrites specialty liability insurance coverages in the directors and officers liability, errors and omissions liability and medical malpractice liability areas as an underwriting manager for Platte River and certain subsidiaries of CATA, pending the establishment of a separate insurance carrier for Darwin business. Darwin distributes its products primarily through wholesale insurance brokers located throughout the United States as well as other retail insurance brokers. Although the significant part of 2003 was dedicated to building a strong management team and other organizational, regulatory and administrative matters, Darwin generated gross premiums written of $24.2 million for the period from May 2003 through year end.

AIHL INVESTMENTS

OVERVIEW In 2003, AIHL recorded pre-tax investment income of $25.7 million, compared with pre-tax investment income of $13.4 million in 2002, reflecting a larger invested asset base principally due to capital contributions by Alleghany and the acquisition of RSUI in 2003. In addition, AIHL realized a pre-tax net gain on investment transactions of $54.9 million in 2003, compared with realized pre-tax net losses on investment transactions of $10.9 million in 2002. AIHL's 2003 pre-tax net gain on investment transactions primarily reflects the disposition of 4.3 million shares of common stock of Burlington Northern Santa Fe for aggregate cash proceeds of $118.6 million for the purpose of diversifying the investment portfolios of its operating units. AIHL's 2002 pre-tax net loss on investment transactions primarily reflects $10.0 million in realized investment loss recognized as part of CATA's restructuring of its investment portfolio.

AIHL's investment strategy is to provide sufficient cash flow to meet its obligations while maximizing its risk-adjusted, after-tax rate of return. Securities may be sold from time to time to take advantage of investment opportunities created by changing interest rates, prepayments, tax and credit considerations or other factors. AIHL's fixed maturity portfolio has been designed to enable management to react to such opportunities or to circumstances that could result in a mismatch between the duration of such portfolio assets and the duration of liabilities and, as such, is classified as available for sale. AIHL's recent strategy with respect to its fixed maturity portfolio has been to focus on short- to intermediate-term, high quality fixed maturity holdings, reflecting management's belief that current credit spreads and interest rate term structure do not offer sufficient compensation for taking risk.

The following table summarizes the investments of AIHL and its subsidiaries on a consolidated basis, excluding cash, as of December 31, 2003, with all investments carried at fair value (in thousands, except for percentages):

Investments

	Amortized Cost or Cost		Fair Value	
	Amount	Percentage	Amount	Percentage
Short-term investments	$ 42,342	3.6%	$ 42,342	3.3%
Corporate bonds	199,816	16.8	202,040	15.9
United States government and government agency bonds	230,710	19.5	230,139	18.1
Mortgage- and asset-backed securities	67,209	5.7	67,217	5.3
Municipal bonds	396,436	33.4	401,751	31.6
Equity securities	249,539	21.0	327,701	25.8
Total	$1,186,052	100.0%	$1,271,190	100.0%

AIHL continually monitors the difference between cost and the estimated fair value of its investments, which involves uncertainty as to whether declines in value are temporary in nature. If AIHL believes a decline in the value of a particular investment is temporary, it records the decline as an unrealized loss in common stockholders' equity. If the decline is believed to be "other-than-temporary," it is written down to the carrying value of the investment and a realized loss is recorded on AIHL's statement of operations. Management's assessment of a decline in value includes, among other things, its current judgment as to the financial position and future prospects of the entity that issued the investment security. If that judgment changes in the future, AIHL may ultimately record a realized loss after having originally concluded that the decline in value was temporary.

The following table summarizes, for all securities in an unrealized loss position at December 31, 2003, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (in thousands):

Securities in an Unrealized Loss Position

	Fair Value	Gross Unrealized Loss
Fixed maturities:		
0-6 months	$ 294,861	$ 2,567
7-12 months	3,851	225
Over 12 months	243	45
Total	$ 298,955	$ 2,837
Equities:		
0-6 months	$ 2,272	$ 13
7-12 months	—	—
Over 12 months	—	—
Total	$ 2,272	$ 13

FIXED MATURITY PORTFOLIO The following table reflects investment results for the fixed maturity portfolio of AIHL and its subsidiaries, on a consolidated basis, for the years ended December 31, 2003 and 2002 (in thousands, except for percentages):

Investment Results

	Average Investments[1]	Net Pre-Tax Investment Income[2]	Net After-Tax Investment Income[3]	Pre-Tax Realized (Losses)	Effective Yield[4]	After-Tax Yield[5]
Year Ended December 31, 2003	$486,894	$13,609	$9,877	$ (28)	2.80%	2.03%
Year Ended December 31, 2002	$155,857	$ 7,619	$5,905	$(470)	4.89%	3.79%

(1) Average of amortized cost of fixed maturity portfolio at beginning and end of period.
(2) After investment expenses, excluding realized gains or losses from sale of investments.
(3) Net pre-tax investment income less appropriate income taxes.
(4) Net pre-tax investment income for the period divided by average investments for the same period.
(5) Net after-tax investment income for the period divided by average investments for the same period.

The following table indicates the composition of the long-term fixed maturity portfolio by Moody's rating as of December 31, 2003 (in thousands, except for percentages):

Long-Term Fixed Maturity Portfolio by Moody's Rating

	Fair Value	Percentage
Aaa	$583,157	64.7%
Aa	106,928	11.8
A	136,121	15.1
Baa	68,777	7.6
Non-rated	6,164	0.8
Total	$901,147	100.0%

The following table indicates the composition of the long-term fixed maturity portfolio by years until contractual maturity as of December 31, 2003 (in thousands, except for percentages):

Long-Term Fixed Maturity Portfolio by Years Until Maturity

	Amortized Cost	Fair Value	Percentage
One year or less	$122,471	$122,459	13.6%
Over one through five years	332,804	335,398	37.2
Over five through ten years	194,023	195,816	21.7
Over ten years	177,664	180,257	20.0
Mortgage- and asset-backed securities	67,209	67,217	7.5
Total	$894,171	$901,147	100.0%

EQUITY PORTFOLIO As of December 31, 2003, the equity portfolio of AIHL and its subsidiaries, on a consolidated basis, was carried at a fair value of approximately $327.7 million with an original cost of approximately $249.5 million. In 2003, AIHL had dividend income on its portfolio of $7.8 million, compared with $4.4 million in 2002. AIHL and its operating units may, from time to time, make significant investments in the common stock of a public company, subject to limitations imposed by applicable regulations.

REGULATION Investments of AIHL's insurance subsidiaries must comply with the insurance laws of the states in which they are domiciled which include Wisconsin, Delaware, New Hampshire, Oklahoma and Nebraska, as well as the insurance laws of other states in which they are licensed. These laws prescribe the kind, quality and concentration of investments which may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, and real estate mortgages.

WORLD MINERALS INC.

World Minerals, headquartered in Santa Barbara, California, conducts a worldwide industrial minerals business through its own operations and those of its subsidiaries, Celite Corporation and Harborlite Corporation. Celite is believed to be the world's largest producer of filter-aid grade diatomite, a silica-based mineral consisting of the fossilized remains of microscopic freshwater or marine plants. Diatomite is used as a filter aid in the production of beer, fruit juice, wine, water, sweeteners, fats and oils, pharmaceuticals, chemicals, lubricants and petroleum; it is also used as a filler, mainly in paints, and as an anti-block agent in plastic film. Celite is also a producer of calcium and magnesium silicate products, which are used to convert liquid, semi-solid and sticky ingredients into dry, free-flowing powders in the production of rubber, sweeteners, flavorings and pesticides.

Harborlite is believed to be the world's largest producer of perlite filter aids and, as a seller of perlite ore, is one of the world's largest merchant producers of perlite ore. Perlite ore is a volcanic rock containing a small amount of water that causes the ore to "pop" when heated, expanding it up to twenty times its original volume. Harborlite sells perlite ore to companies that expand it for use primarily in the manufacture of roofing board, formed pipe insulation, acoustical ceiling tile and filter aids. Harborlite also expands perlite in its own expansion plants in the United States, Europe and Latin America. Most of this expanded perlite is sold as a filter aid to companies in the brewing, food, wine, sweetener, pharmaceutical, chemical and lubricant industries or as a filler and insulating medium to companies in the construction industry.



Revenues
(dollars in millions)
241.8
240.0
248.5
251.2
266.3
'99
'00
'01
'02
'03

World Minerals recorded pre-tax earnings of $25.7 million on revenues of $266.3 million in 2003, compared with $23.5 million on revenues of $251.2 million in 2002 and $19.7 million on revenues of $248.5 million in 2001. The 2003 results primarily reflect the favorable impact of the strengthening of the euro against the U.S. dollar (had foreign exchange rates remained constant with those of 2002, World Minerals' revenues would have been approximately flat) and a modest increase in net sales offset by lower margins due to competitive pricing pressures and increased labor and benefit costs. An impairment charge in connection with an announced closing of a plant in the United Kingdom and expenses related to staff reductions negatively impacted results by approximately $2.0 million in 2003. The strengthening of the euro against the U.S. dollar has a positive impact on World Minerals' results as revenues from its European operations are higher when converted into U.S. dollars and exports of World Minerals' U.S.-produced products to Europe are more price competitive with products produced in Europe.

World Minerals' 2002 results reflect the impact of businesses acquired in 2001 and 2002, increases in net sales from World Minerals' operations in Europe, Latin America and Asia, including China, higher profit margins due to net reductions of approximately $5.0 million in energy costs, primarily natural gas, at U.S. and Latin American plants, cost control efforts, and net reductions of $1.7 million in interest expense and $1.7 million in amortization expense. Such positive factors more than offset a decline in net sales in the United States and in the European and Asian export markets for World Minerals' U.S.-produced products due to continued sluggish demand and competitive pressures and charges of approximately $2.6 million, primarily reflecting impairment charges taken with respect to United Kingdom operations, a write-off of certain product development costs and expenses incurred in connection with staff reductions.


Pre-Tax Earnings
(dollars in millions)
24.0
2.7
19.7
23.5
25.7
'99 '00 '01 '02 '03

World Minerals' 2001 results reflect an increase in net sales, primarily from its European operations, and an energy surcharge in place for much of the year in the U.S., offset by high North American energy costs, particularly in California, and a lower level of production in the U.S. due to the softening U.S. economy. High North American energy costs, including unprecedented increases in the cost of natural gas and electricity, and temporary shutdowns as a result of electricity shortages experienced in California, adversely affected World Minerals' 2001 operating costs by approximately $7.5 million, which, net of fuel surcharges on certain sales, negatively impacted pre-tax earnings by approximately $4.1 million.

World Minerals focuses on customer and technical service. Its Research and Development group uses state-of-the-art analytical instrumentation and techniques to seek ways to put the unique properties of its industrial minerals to work in new applications, as well as to refine minerals processing methods to yield higher purity and more consistent finished products. The Technical Services group helps identify the best grade of industrial minerals for each customer application and assists in optimizing the customer's manufacturing process to achieve the highest possible value from World Minerals' products. World Minerals conducts its business on a worldwide basis, with mining or processing operations in 11 countries.

Although World Minerals believes that the international scope of its operations gives it some competitive advantages, international operations can be subject to additional risks, such as currency fluctuations, changes in foreign legal requirements and political instability. World Minerals seeks to minimize its exposure to these risks by closely monitoring its methods of operating in each country and by adopting strategies responsive to changing economic and political environments. World Minerals minimizes its exposure to the risk of foreign currency fluctuations by, among other things, requiring its non-European subsidiaries to invoice their export customers in U.S. dollars and causing all of its subsidiaries to declare and pay dividends whenever feasible.

HEADS & THREADS INTERNATIONAL LLC

Heads & Threads, headquartered in Bloomingdale, Illinois, is believed to be one of the nation's leading importers and distributors of steel fasteners. Alleghany's Heads & Threads division (owned by Alleghany since 1974) was reorganized in 1999 as a wholly owned subsidiary of Alleghany called Heads & Threads International LLC.

Heads & Threads imports and sells commercial fasteners — nuts, bolts, screws, washers, sockets, and anchors - for resale through distributors and packagers serving original equipment manufacturers, maintenance and repair operators and construction and retail customers. Heads & Threads' operations are divided into three businesses — stock, direct from mill/stock for release, and packaged. Through its stock business, product is purchased by Heads & Threads in anticipation of demand, routed through its five distribution centers and warehoused in its seven warehouse facilities throughout the United States. Customer purchases tend to be of relatively small quantities for same day or next day delivery. The direct from mill/stock for release business involves large quantities of standard or specialty product purchased by Heads & Threads specifically for a customer order, which is shipped directly from the manufacturer to the customer (direct from mill) or warehoused in a Heads & Threads facility and shipped to the customer over time, with a definitive end date (stock for release). The packaged business comprises small packaged quantities sold to distributors and mill supply houses.

Results in 2003 were affected by sluggish demand in the U.S. economy, increases in the cost of materials, inventory reserve charges and write-offs relating to its computer system and relocation of its headquarters from Sayreville, New Jersey to Bloomingdale, Illinois and related personnel costs.

ALLEGHANY PROPERTIES, INC.

Headquartered in Sacramento, California, Alleghany Properties owns and manages properties in the Sacramento region of California. Such properties include improved and unimproved commercial land and commercial and residential lots. The majority of these properties is located in North Natomas. A considerable amount of activity from developers has occurred in the North Natomas area since 1998, including the construction of more than 8,900 single family homes, 3,100 apartment units, office buildings and several fully-leased regional retail shopping centers. Participating in this growth, Alleghany Properties has sold over 360 acres of residential land and 50 acres of commercial property.

BURLINGTON NORTHERN SANTA FE CORPORATION

As of December 31, 2003, Alleghany owned 8.0 million shares, or approximately 2.1 percent, of the outstanding common stock of Burlington Northern Santa Fe Corporation ("BNSF"), a Fort Worth, Texas-based railroad company traded on the New York Stock Exchange under the symbol BNI. Such shares had an aggregate market value at 2003 year end of approximately $258.8 million, or $32.35 per share. The aggregate cost of such shares is approximately $96.6 million, or $12.07 per share. During 2003, Alleghany sold 8.0 million shares of common stock of BNSF which generated $222.9 million of aggregate cash proceeds, $118.6 million of which was generated at Alleghany's insurance operations for the purpose of diversifying their investment portfolios.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF operates one of the largest railroad networks in North America, with 33,000 route miles covering 28 states and two Canadian provinces. BNSF derives a substantial portion of its revenues from intermodal containers and trailers, carload products (including chemicals, forest and building products, metals and minerals, and machinery) and coal, as well as agricultural products, automobiles and automobile parts.

Following are highlighted 2003 BNSF results:

- Revenues for the year 2003 were $9.41 billion, compared with $8.98 billion in 2002, and 2003 net income was $816.0 million, compared with $760.0 million in 2002.
- Earnings per share for the year ended December 31, 2003 were $2.09 on a fully diluted basis before the cumulative effect of a change in accounting principle ($2.19 after the cumulative effect of accounting change), compared with $2.00 for the prior year.
- Cash flow from operations less dividends paid for the twelve months ended December 31, 2003 was $288.0 million.

A copy of the BNSF 2003 Annual Report may be obtained free of charge by written request to the Secretary of Alleghany Corporation, 375 Park Avenue, New York, NY, 10152. The BNSF 2003 Annual Report also is available on the Internet at www.bnsf.com.

(in thousands, except for share and per share amounts)

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Operating Data					
Revenues from continuing operations	**$1,018,233**	$ 576,857	$ 958,851	$ 564,675	$ 416,149
Earnings from continuing operations	**$ 162,378**	$ 54,813	$ 430,563	$ 147,052	$ 51,658
(Losses) earnings from discontinued operations	**—**	—	(206,333)	(78,195)	48,447
Net earnings	**$ 162,378**	$ 54,813	$ 224,230	$ 68,857	$ 100,105
Basic earnings (losses) per share of common stock:*					
Continuing operations	**$ 21.79**	$ 7.36	$ 57.25	$ 18.95	$ 6.52
Discontinued operations	**—**	—	(27.44)	(10.08)	6.10
Net earnings	**$ 21.79**	$ 7.36	$ 29.81	$ 8.87	$ 12.62
Average number of shares of common stock*	**7,450,625**	7,448,058	7,519,032	7,757,595	7,934,865

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Balance Sheet					
Total assets	**$3,568,040**	$2,216,035	$1,953,916	$1,694,113	$1,567,503
Debt	**$ 167,050**	$ 152,507	$ 181,856	$ 228,178	$ 210,010
Common stockholders' equity	**$1,562,822**	$1,379,342	$1,390,582	$1,165,074	$1,107,897
Common stockholders' equity per share of common stock*	**$ 208.53**	$ 186.16	$ 185.49	$ 155.28	$ 139.96

Alleghany sold Underwriters Re Group in May 2000. Underwriters Re Group has been classified as discontinued operations for each of the two years ended in 2000. Alleghany sold Alleghany Asset Management in February 2001. Alleghany Asset Management has been classified as discontinued operations for each of the three years ended in 2001. Alleghany sold Alleghany Underwriting in November 2001. Alleghany Underwriting has been classified as discontinued operations for each of the three years ended in 2001.

*Amounts reflect subsequent common stock dividends.

DIVIDENDS, MARKET PRICES AND RELATED SECURITY HOLDER MATTERS

As of December 31, 2003, there were 1,366 holders of record of Alleghany common stock. The following table indicates quarterly high and low prices of the common stock in 2003 and 2002 on the New York Stock Exchange. Alleghany's ticker symbol is Y.

Quarter Ended	**2003**		2002	
	High	***Low***	*High*	*Low*
March 31	**$175.49**	**$152.94**	$187.43	$174.82
June 30	**206.25**	**163.50**	187.26	179.36
September 30	**201.86**	**189.69**	188.73	178.39
December 31	**$224.25**	**$195.75**	$186.98	$169.85

In 2004, 2003, and 2002, Alleghany's Board of Directors declared, as Alleghany's dividend on its common stock for that year, a stock dividend consisting of one share of Alleghany common stock for every fifty shares outstanding.

Alleghany's ability to pay cash dividends is restricted by the terms of its loan agreements. At December 31, 2003, these agreements permitted the payment of cash dividends aggregating approximately $274.6 million.

INDEX TO FINANCIAL STATEMENTS

Financial Condition

In recent years, Alleghany has followed a policy of maintaining a relatively liquid financial condition at the parent company in the form of cash, marketable securities, available credit lines and minimal amounts of debt. This policy has permitted Alleghany to expand its operations through internal growth at its subsidiaries and through acquisitions of, or substantial investments in, operating companies. At December 31, 2003, Alleghany held approximately $392.2 million of marketable securities and cash at the parent company and had no debt outstanding under its credit facilities.

On July 1, 2003, Alleghany Insurance Holdings LLC ("AIHL") completed the acquisition of Resurgens Specialty Underwriting, Inc. ("Resurgens Specialty"), a wholesale specialty underwriting agency, from Royal Group, Inc., a subsidiary of Royal & SunAlliance Insurance Group plc ("R&SA"), for cash consideration, including capitalized expenditures, of approximately $116.0 million. Resurgens Specialty became a subsidiary of RSUI Group, Inc. ("RSUI"). In connection with the acquisition of Resurgens Specialty, on June 30, 2003, RSUI acquired RSUI Indemnity Company ("RIC"), to write admitted business underwritten by Resurgens Specialty, from Swiss Re America Holding Corporation for consideration of approximately $19.7 million, $13.2 million of which represented consideration for RIC's investment portfolio. On September 2, 2003, RIC purchased Landmark American Insurance Company ("Landmark"), a non-admitted insurance company, to write non-admitted business underwritten by Resurgens Specialty, from R&SA for cash consideration of $33.9 million, $30.4 million of which represented consideration for Landmark's investment portfolio. RIC and Landmark were capitalized by Alleghany in an aggregate amount of approximately $520.0 million.

On January 4, 2002, AIHL completed the acquisition of Capitol Transamerica Corporation ("Capitol Transamerica"). The total purchase price was approximately $182.0 million. Contemporaneous with the acquisition of Capitol Transamerica, AIHL purchased Platte River Insurance Company ("Platte River"), a Nebraska-domiciled insurance company, for approximately $40.0 million. The seller contractually retained all of the loss and loss adjustment expenses liabilities of Platte River that existed at the time of the sale.

The above acquisitions were funded from internal cash resources.

On November 5, 2001, AIHL completed the disposition of Alleghany Underwriting Holdings Ltd. ("Alleghany Underwriting") to Talbot Holdings Ltd. ("Talbot"), a new Bermuda holding company formed by certain principals of the Black Diamond Group and the senior management of Alleghany Underwriting. AIHL recorded an after-tax loss of $50.5 million on the disposition of this Lloyd's of London insurance operation. Consideration for the sale included a warrant which entitled AIHL to recover a portion of any residual capital of Alleghany Underwriting as determined upon the closure of the 2001 Lloyd's year of account. A nominal value was ascribed to the warrant in computing the loss on the sale of Alleghany Underwriting. In connection with the sale, AIHL provided a $25.0 million letter of credit to support business written by a new Talbot syndicate for the 2002 Lloyd's year of account while Talbot sought new capital. AIHL subsequently agreed that the capital provided by its letter of credit would also support business written by the syndicate for the 2003 and 2004 Lloyd's years of account, in exchange for reductions in the amount of the letter of credit to $15.0 million in January 2003 and $10.0 million in December 2003 as a result of the infusion of new capital into the syndicate. Pursuant to AIHL's agreement with the syndicate, the syndicate will use its best efforts to extinguish AIHL's commitment under the reduced letter of credit no later than June 30, 2006.

On February 1, 2001, Alleghany's wholly owned subsidiary, Alleghany Asset Management, Inc., merged into a wholly owned subsidiary of ABN AMRO North America Holding Company. Alleghany received cash proceeds of $825.0 million and recorded an after-tax gain of about $474.8 million, or approximately $63.14 per share, excluding certain expenses relating to the closing of the sale. In light of the merger, Alleghany Asset Management, Inc. is no longer a source of dividends to Alleghany.

Alleghany has declared stock dividends in lieu of cash dividends every year since 1987 except 1998 when Chicago Title Corporation was spun off to Alleghany stockholders. These stock dividends have helped to conserve Alleghany's financial strength and, in particular, the liquid assets available to finance internal growth and operating company acquisitions and investments. On April 23, 2004, as its dividend on its common stock for 2004, Alleghany will pay to stockholders of record on April 1, 2004 a dividend of one share of Alleghany common stock for every 50 shares outstanding.

In addition to its liquid assets, Alleghany entered into a three-year credit agreement and a 364-day revolving credit agreement with a bank syndicate in June 2002. These credit facilities, amended in June 2003, provide commitments for revolving credit loans in an aggregate principal amount of $200.0 million. The 364-day revolving credit agreement expires on June 14, 2004 and the three-year credit agreement expires on June 14, 2005. Alleghany's practice is to repay borrowings under its credit agreements promptly in order to keep the facilities available for future acquisitions. No borrowings were outstanding under either of Alleghany's credit agreements at 2003 year end.

From time to time, Alleghany makes capital contributions to its subsidiaries when third-party financing may not be attractive or available. In 2003, Alleghany made capital contributions of approximately $636.6 million to AIHL for the purposes of acquiring and capitalizing Resurgens Specialty, RIC and Landmark, providing reserves for the needs of Capitol Transamerica, diversifying AIHL's investment portfolio and making future acquisitions. In 2002, Alleghany made capital contributions of approximately $232.7 million to AIHL for, among other things, acquisition purposes, business expansion and reserve strengthening. Also in 2002, Alleghany made a capital contribution of approximately $1.5 million to Heads & Threads for the purpose of reducing amounts outstanding under Heads & Threads' credit agreement. Alleghany expects that it will continue to make such capital contributions to its subsidiaries in the future for similar or other purposes.

Alleghany has announced that it may purchase shares of its common stock in open market transactions from time to time. In 2003, Alleghany purchased an aggregate of 1,326 shares of its common stock for approximately $0.3 million, at an average cost of $222.24 per share. In 2002, Allegany purchased an aggregate of 155,613 shares of its common stock for approximately $28.7 million, at an average cost of approximately $184.64 per share. In 2001, Alleghany purchased an aggregate of 66,692 shares of its common stock for approximately $12.7 million, at an average cost of approximately $190.01 per share.

At December 31, 2003, $304.8 million of the equity of Alleghany's subsidiaries was available for dividends or advances to Alleghany. At that date, approximately $1.26 billion of $1.56 billion of Alleghany's equity was unavailable for dividends or advances to Alleghany from its subsidiaries, due to limitations imposed by statutes and agreements with lenders to which those subsidiaries are subject. In particular, Alleghany's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. A maximum of $57.9 million was available for dividends without prior approval of the applicable insurance regulatory authorities at 2003 year end.

These limitations have not affected Alleghany's ability to meet its obligations.

Alleghany has certain obligations to make future payments under contracts and credit-related financial instruments and commitments. At December 31, 2003, certain long-term aggregate contractual obligations and credit-related financial commitments were as follows (in thousands):

Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$167,050	$11,850	$18,362	$136,348	$ 490
Capital Lease Obligations	2	2	—	—	—
Operating Lease Obligations	57,657	12,403	23,133	14,607	7,514
Purchase Obligations	3,996	2,417	884	695	—
Other Long-Term Liabilities Reflected on Alleghany's Consolidated Balance Sheet under GAAP*	45,693	3,411	6,788	8,356	27,138
Total	$274,398	$30,083	$49,167	$160,006	$35,142

*Other long-term liabilities primarily reflect pension and long-term incentive obligations.

Financial strength is also a high priority of Alleghany's subsidiaries, whose assets stand behind their financial commitments to their customers and vendors.

Alleghany management believes that Alleghany and its subsidiaries have and will have adequate internally generated funds, cash resources and unused credit facilities to provide for the currently foreseeable needs of its and their businesses. Alleghany and its subsidiaries have no material commitments for capital expenditures.

Alleghany Insurance Holdings LLC

The obligations and cash outflow of AIHL's insurance operations include claim settlements, administrative expenses and purchases of investments. In addition to premium collections, cash inflow is obtained from interest and dividend income and maturities and sales of investments. Because cash inflow from premiums is received in advance of cash outflow required to settle claims, AIHL's insurance operations accumulate funds which they invest pending the need for liquidity. As of December 31, 2003, investments represented 49 percent of AIHL's insurance operations' assets.

As an insurance company's cash needs can be unpredictable due to the uncertainty of the claims settlement process, the portfolios of AIHL's insurance operations are composed primarily of short-term investments to ensure the availability of funds and avoid a forced sale of fixed maturity securities.

As of December 31, 2003, AIHL's investment portfolio had a fair market value of $1.3 billion and consisted primarily of high quality fixed maturity securities with an average maturity of 4.4 years and an effective duration of 3.35 years. Effective duration measures a portfolio's sensitivity to change in interest rates; a change within a range of plus or minus 1 percent in interest rates would be expected to result in an inverse change of approximately 3.4 percent in the value of the portfolio of AIHL. The overall fixed maturity portfolio quality is maintained at a Moody's rating of Aa1, with over 98 percent of all securities rated investment grade by Moody's as of December 31, 2003. AIHL's investment portfolio also included approximately 3.0 million shares of CIGNA common stock with a fair market value of $173.2 million as of December 31, 2003. AIHL's investment portfolio contains no investments of a derivative nature.

World Minerals Inc.

In March 2003, World Minerals entered into a credit agreement (the "New Credit Agreement") with several banks providing for a commitment for revolving credit loans and/or letters of credit in an aggregate principal amount of $100.0 million which expires in 2007. World Minerals used amounts available to it under the New Credit Agreement to pay all outstanding indebtedness under its former credit agreement. As of December 31, 2003, $56.0 million of indebtedness and no letters of credit were outstanding under the New Credit Agreement, leaving $44.0 million unused and available for borrowing and/or letters of credit. An additional $3.6 million of short-term debt and $1.3 million of long-term debt from local foreign loans and $0.6 million of letters of credit which are permitted under the New Credit Agreement were outstanding as of December 31, 2003.

World Minerals paid cash dividends to Alleghany of $35.4 million in 2003 and $2.6 million in 2002.

Heads & Threads International LLC

On April 30, 2003, Heads & Threads entered into a credit agreement with a bank providing for up to $30.0 million of revolving credit loans which expires in 2006. As of December 31, 2003, $18.1 million of indebtedness was outstanding under Heads & Threads' credit agreement.

Alleghany Properties, Inc.

As part of Alleghany's sale of Sacramento Savings Bank in 1994, Alleghany, through its wholly owned subsidiary Alleghany Properties, purchased the real estate and real estate-related assets of Sacramento Savings. Alleghany Properties is Alleghany's only subsidiary holding substantial real estate investments.

As of December 31, 2003, Alleghany Properties held properties having a total book value of approximately $32.2 million, as compared with properties having a total book value of approximately $36.3 million as of December 31, 2002, and properties and loans having a total book value of approximately $90.1 million as of October 31, 1994 (the date the assets were purchased by Alleghany Properties).

On December 11, 1998, Alleghany Properties issued $40.0 million aggregate principal amount of 6.83 percent senior notes due 2004. The notes are being repaid in five equal annual principal amortization payments beginning on the second anniversary of their issuance. The proceeds from the sale of the notes were used to pay a dividend of $39.5 million to Alleghany in 1998 and to cover the expenses of the issuance. On December 11, 2003, Alleghany Properties made its fourth principal payment on the notes, including accrued interest thereon, in the amount of $8.5 million, reducing the outstanding principal to $8.0 million.

The capital needs of Alleghany Properties consist primarily of various development costs relating to its owned properties. Adequate funds to provide for the currently foreseeable needs of its business are expected to be generated by sales and reimbursements of tax benefits and, if needed, capital contributions by Alleghany. Alleghany Properties paid cash dividends to Alleghany totalling $10.0 million in 2003.

Material Off-Balance Sheet Arrangements

Alleghany did not enter into any material off-balance sheet arrangements during 2003 or 2002, nor did it have any material off-balance sheet arrangements outstanding at December 31, 2003 or 2002.

QUANTITATIVE AND QUALITATIVE MARKET RISK DISCLOSURE

Market risk is the risk of loss from adverse changes in market prices and rates, such as interest rates, foreign currency exchange rates and commodity prices. The primary market risk related to Alleghany's non-trading financial instruments is the risk of loss associated with adverse changes in interest rates.

Alleghany and its subsidiaries invest in equity securities. Equity securities are subject to fluctuations in market value. Alleghany and its subsidiaries also purchase debt securities with fixed maturities that expose them primarily to risk related to adverse changes in interest rates.

Alleghany holds its equity securities and debt securities as available for sale. Any changes in the fair value in these securities, net of tax, would be reflected in Alleghany's other comprehensive income as a component of common stockholders' equity.

The primary market risk for the long-term debt of Alleghany and its subsidiaries is interest rate risk at the time of refinancing. Alleghany and its subsidiaries monitor the interest rate environment to evaluate refinancing opportunities. For additional information regarding the long-term debt of Alleghany and its subsidiaries, see "Financial Condition."

Other than one interest rate swap, Alleghany currently does not use derivatives to manage market and interest rate risks. In respect of the interest rate swap, Alleghany is exposed to a credit risk in the unlikely event of nonperformance by the swap counterparty.

Alleghany, through World Minerals and Heads & Threads, conducts certain business activities in foreign countries. World Minerals minimizes its exposure to the risk of foreign currency fluctuation by, among other things, requiring its non-European subsidiaries to invoice their export customers in U.S. dollars and causing its subsidiaries, whenever feasible, to declare and pay dividends to repatriate profits back to the U.S. in U.S. dollars. Heads & Threads imports virtually all of its fasteners, the costs of which are therefore subject to fluctuations in foreign currency and import duties. Alleghany does not believe that the operations of World Minerals and Heads & Threads subject Alleghany to a material risk from foreign currency fluctuation.

The table below presents a sensitivity analysis of Alleghany's debt securities and insurance company subsidiary debt that are sensitive to changes in interest rates. Sensitivity analysis is defined as the measurement of potential change in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates over a selected time. In this sensitivity analysis model, Alleghany uses fair values to measure its potential change, and a +/- 200 basis point range of change in interest rates to measure the hypothetical change in fair value of the financial instruments included in the analysis.

The change in fair value is determined by calculating hypothetical December 31, 2003 ending prices based on yields adjusted to reflect a +/- 200 basis point range of change in interest rates, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the par outstanding.

SENSITIVITY ANALYSIS

December 31, 2003
(in millions)

Interest Rate Shifts	-200	-100	0	100	200
Assets					
Debt securities, fair value	$979.2	$948.0	$917.3	$887.1	$857.9
Estimated change in fair value	$ 61.9	$ 30.7	$ —	$ (30.2)	$ (59.4)
Liabilities					
Subsidiaries' debt, fair value	$167.3	$166.7	$167.4	$168.0	$168.7
Estimated change in fair value	$ (0.1)	$ (0.7)	$ —	$ 0.6	$ 1.3

Forward-looking Statements

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain disclosures which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based upon Alleghany's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and Alleghany's future financial condition and results. These statements are not guarantees of future performance, and Alleghany has no specific intention to update these statements. The uncertainties and risks include, but are not limited to, significant weather-related or other natural or human-made disasters, especially with respect to their impact on losses at Alleghany's insurance subsidiaries, those relating to conducting operations in a competitive environment and conducting operations in foreign countries, effects of acquisition and disposition activities, adverse loss development for events insured by Alleghany's insurance operations in either the current year or prior years, general economic and political conditions, including the effects of a prolonged U.S. or global economic downturn or recession, changes in costs, including changes in labor costs, energy costs and raw material prices, variations in political, economic or other factors such as currency exchange rates, inflation rates or recessionary or expansive trends, changes in market prices of Alleghany's significant equity investments, tax, legal and regulatory changes, extended labor disruptions, civil unrest or other external factors over which Alleghany has no control, and changes in Alleghany's plans, strategies, objectives, expectations or intentions, which may happen at any time at Alleghany's discretion. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Alleghany.

December 31, 2003 and 2002

(in thousands, except share amounts)	***2003***	*2002*
Assets		
Available for sale securities at fair value:		
Equity securities (cost: 2003, $370,982; 2002, $239,669)	**$ 620,754**	$ 486,353
Debt securities (cost: 2003, $910,307; 2002, $570,973)	**917,270**	580,606
Short-term investments	**135,079**	237,698
	1,673,103	1,304,657
Cash	**231,583**	27,423
Notes receivable	**92,082**	92,358
Accounts receivable, net	**112,808**	60,431
Premium balances receivable	**279,682**	25,279
Reinsurance receivables	**190,769**	147,479
Ceded unearned premium reserves	**264,038**	2,775
Deferred acquisition costs	**47,282**	22,547
Property and equipment at cost, net of accumulated depreciation and amortization	**177,708**	173,539
Inventory	**84,612**	81,978
Goodwill and other intangibles, net of amortization	**233,739**	112,858
Deferred tax assets	**85,736**	81,653
Other assets	**94,898**	83,058
	$3,568,040	$2,216,035

Liabilities and Common Stockholders' Equity		
Current taxes payable	**$ 49,605**	$ 28,372
Losses and loss adjustment expenses	**454,664**	258,471
Other liabilities	**211,000**	145,715
Reinsurance payable	**255,117**	1,696
Unearned premiums	**676,940**	64,115
Subsidiaries' debt	**167,050**	152,507
Deferred tax liabilities	**190,842**	185,817
Total liabilities	**2,005,218**	836,693
Preferred stock (preferred shares authorized: 2003 and 2002 – 8,000,000; preferred shares issued and outstanding: none)	**—**	—
Common stockholders' equity: (common shares authorized: 2003 and 2002 – 22,000,000; common shares issued and outstanding 2003 – 7,494,345; 2002 – 7,409,282)	**1,562,822**	1,379,342
	$3,568,040	$2,216,035

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, *(in thousands, except per share amounts)*	2003	2002	2001
Revenues			
Net fastener sales	**$ 113,277**	$ 110,408	$119,038
Interest, dividend and other income	**56,064**	53,064	58,098
Net premiums earned	**430,914**	125,649	—
Net mineral and filtration sales	**266,136**	251,361	247,329
Net gain on sale of subsidiaries	**—**	—	522,422
Net gain on investment transactions	**151,842**	36,375	11,964
Total revenues	**1,018,233**	576,857	958,851
Costs and expenses			
Commissions and brokerage expenses	**113,688**	45,349	—
Salaries, administrative and other operating expenses	**86,473**	74,504	80,197
Loss and loss adjustment expenses	**250,202**	100,508	—
Cost of goods sold-fasteners	**88,163**	82,162	96,472
Cost of mineral and filtration sales	**199,148**	184,685	187,022
Interest expense	**5,514**	6,545	13,790
Corporate administration	**34,678**	25,700	46,991
Total costs and expenses	**777,866**	519,453	424,472
Earnings from continuing operations, before income taxes	**240,367**	57,404	534,379
Income taxes	**77,989**	2,591	103,816
Earnings from continuing operations	**162,378**	54,813	430,563
Discontinued operations			
Losses from discontinued operations, net of tax benefit	**—**	—	(206,333)
Net earnings	**$162,378**	$ 54,813	$224,230
Basic earnings per share of common stock:*			
Continuing operations	**$ 21.79**	$ 7.36	$ 57.26
Discontinued operations	**—**	—	(27.44)
Basic net earnings per share	**$ 21.79**	$ 7.36	$ 29.82
Diluted earnings per share of common stock:*			
Continuing operations	**$ 21.72**	$ 7.30	$ 56.73
Discontinued operations	**—**	—	(27.19)
Diluted net earnings per share	**$ 21.72**	$ 7.30	$ 29.54

*Amounts reflect subsequent common stock dividends.

See accompanying Notes to Consolidated Financial Statements.

Three Years Ended December 31, 2003

(in thousands, except share amounts)	Common Stock	Contributed Capital	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2000 (7,956,643 shares of common stock issued; 453,464 in treasury)*	$7,497	$489,647	$180,481	$(78,210)	$565,659	$1,165,074
Add (deduct):						
Net earnings	—	—	—	—	224,330	224,330
Other comprehensive income, net of tax:						
Translation loss	—	—	(2,437)	—	—	(2,437)
Minimum pension liability	—	—	(105)	—	—	(105)
Change in unrealized appreciation of investments, net	—	—	5,777	—	—	5,777
Comprehensive income	—	—	3,235	—	224,330	227,565
Common stock dividend	—	2,479	—	26,036	(28,618)	(103)
Other, net	17	3,211	—	(5,182)	—	(1,954)
Balance at December 31, 2001 (7,817,199 shares of common stock issued; 320,193 in treasury)	7,514	495,337	183,716	(57,356)	761,371	1,390,582
Add (deduct):						
Net earnings	—	—	—	—	54,813	54,813
Other comprehensive loss, net of tax:						
Translation gain	—	—	5,790	—	—	5,790
Minimum pension liability	—	—	(3,888)			(3,888)
Change in unrealized appreciation of investments, net	—	—	(44,384)	—	—	(44,384)
Comprehensive income	—	—	(42,482)	—	54,813	12,331
Common stock dividend	—	238	—	26,355	(26,685)	(92)
Other, net		(1,520)	—	(21,959)	—	(23,479)
Balance at December 31, 2002 (7,663,921 shares of common stock issued; 254,639 in treasury)	7,514	494,055	141,234	(52,960)	789,499	1,379,342
Add (deduct):						
Net earnings	—	—	—	—	162,378	162,378
Other comprehensive income, net of tax:						
Translation gain	—	—	12,679	—	—	12,679
Minimum pension liability	—	—	(108)			(108)
Change in unrealized appreciation of investments, net	—	—	(628)	—	—	(628)
Comprehensive income	—	—	11,943	—	162,378	174,321
Common stock dividend	—	(2,125)	—	26,685	(24,639)	(79)
Other, net		(6,366)	—	15,604	—	9,238
Balance at December 31, 2003 (7,513,648 shares of common stock issued; 19,303 in treasury)	**$7,514**	**$485,564**	**$153,177**	**$ (10,671)**	**$927,238**	**$1,562,822**

*Amounts reflect subsequent common stock dividends.
See accompanying Notes to Consolidated Financial Statements.

Years Ended December 31 *(in thousands)*	*2003*	*2002*	*2001*
Cash flows from operating activities			
Earnings from continuing operations	**$ 162,378**	$ 54,813	$ 430,563
Adjustments to reconcile net earnings to cash provided by (used in) operations:			
Depreciation and amortization	**29,886**	18,545	19,742
Net gain on investment transactions and sales of subsidiaries	**(151,842)**	(36,375)	(234,284)
Tax benefit on stock options exercised	**4,267**	1,188	816
Other changes, net	**(47,432)**	21,974	(4,869)
Decrease (increase) in accounts receivable	**1,417**	(28,549)	12,137
(Increase) decrease in inventories	**(147)**	10,809	31,235
Decrease (increase) in other assets including goodwill	**612**	(4,912)	7,198
Increase in reinsurance receivable	**76,264**	34,727	—
Increase in premiums receivable	**(271,008)**	—	—
Increase in ceded unearned premium reserves	**(305,843)**	266	—
Increase in deferred acquisition costs	**(30,601)**	—	—
Increase (decrease) in other liabilities and current taxes	**100,839**	(31,537)	78,804
Increase in unearned premiums	**657,406**	6,141	—
Increase in losses and loss adjustment expenses	**199,987**	(8,215)	—
Net adjustments	**263,805**	(15,938)	(89,221)
Net cash provided by operations	**426,183**	38,875	341,342
Cash flows from investing activities			
Purchase of investments	**(1,451,746)**	(885,410)	(93,784)
Sales of investments	**756,517**	503,652	110,303
Purchases of property and equipment	**(13,990)**	(13,851)	(12,034)
Net change in short-term investments	**493,321**	581,315	(448,385)
Other, net	**94,189**	65,811	(6,941)
Acquisition of insurance companies, net of cash acquired	**(109,244)**	(221,056)	—
Proceeds from the sale of subsidiaries, net of cash disposed	**—**	—	529,116
Net cash provided by (used in) investing activities	**(230,953)**	30,461	78,275
Cash flows from financing activities			
Principal payments on long-term debt	**(49,104)**	(43,124)	(77,296)
Proceeds of long-term debt	**63,943**	13,775	29,723
Treasury stock acquisitions	**(287)**	(28,731)	(12,576)
Net cash provided to discontinued operations	**—**	—	(344,915)
Other, net	**(5,622)**	450	(9,083)
Net cash provided by (used in) financing activities	**8,930**	(57,630)	(414,147)
Net increase in cash	**204,160**	11,706	5,470
Cash at beginning of year	**27,423**	15,717	10,247
Cash at end of year	**$ 231,583**	$ 27,423	$ 15,717
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	**$ 4,408**	$ 3,914	$ 13,920
Income taxes	**$ 41,886**	$ 46,529	$ 5,343

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Principles

a. Principles of Financial Statement Presentation.
Alleghany Corporation, a Delaware corporation ("Alleghany", or together with its subsidiaries, the "Company"), owns Alleghany Funding Corporation ("Alleghany Funding"); World Minerals Inc. ("World Minerals"); Alleghany Properties, Inc. ("API"); Alleghany Insurance Holdings LLC ("AIHL") and Heads & Threads International LLC ("H&T"). Alleghany also owned Underwriters Re Group, Inc. ("Underwriters Re Group") until May 10, 2000, Alleghany Asset Management, Inc. ("Alleghany Asset Management") until February 1, 2001, Alleghany Underwriting Holdings Ltd ("Alleghany Underwriting") until November 5, 2001.

On May 10, 2000, Alleghany completed the sale of Underwriters Re Group to Swiss Re America Holding Corporation. AIHL retained Underwriters Re Group's subsidiary Alleghany Underwriting at the time of the sale of Underwriters Re Group. On November 5, 2001, AIHL completed the sale of Alleghany Underwriting to Talbot Holdings Ltd. Underwriters Re Group and Alleghany Underwriting have been classified as discontinued operations for all periods presented.

On February 1, 2001, Alleghany Asset Management merged into a wholly owned subsidiary of ABN AMRO North America Holding Company. Alleghany Asset Management has been classified as discontinued operations for all periods presented.

On January 4, 2002, Alleghany completed the acquisition of Capitol Transamerica Corporation ("Capitol Transamerica") for a total purchase price of approximately $182.0 million, of which $23.3 million was allocated to goodwill and $26.3 million was allocated to intangibles. Contemporaneous with the acquisition of Capitol Transamerica, Alleghany purchased Platte River Insurance Company ("Platte River") for a total purchase price of approximately $40.0 million, of which $8.3 million was allocated to intangibles.

On July 1, 2003, AIHL completed the acquisition of Resurgens Specialty Underwriting, Inc. ("Resurgens Specialty"), a specialty wholesale underwriting agency, from Royal Group, Inc., a subsidiary of Royal & SunAlliance Insurance Group plc ("R&SA"), for cash consideration, including capitalized expenditures, of approximately $116.0 million. In connection with the acquisition of Resurgens Specialty, on June 30, 2003, RSUI Group, Inc. acquired RSUI Indemnity Company ("RIC") to write admitted business underwritten by Resurgens Specialty, from Swiss Re America Holding Corporation for cash consideration of approximately $19.7 million. On September 2, 2003, RIC purchased Landmark American Insurance Company to write non-admitted business underwritten by Resurgens Specialty, from R&SA for cash consideration of $33.9 million. As a result of these acquisitions, AIHL allocated $21.9 million to goodwill and $102.9 million to intangible assets. AIHL's results of operations include Resurgens Specialty's results from July 1, 2003.

In March 2003, AIHL established a new specialty liability insurance underwriting company, Darwin Professional Underwriters, Inc. ("Darwin"). AIHL owns 80 percent of the currently outstanding shares of common stock of Darwin. The remaining 20 percent of the shares of common stock of Darwin were awarded to members of Darwin's management under a restricted stock plan.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company. All significant inter-company items have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported results to the extent that those estimates and assumptions prove to be inaccurate.

b. Investments.
Investment securities consist of equity securities, debt securities and short-term investments. The Company classifies its marketable equity securities and debt securities as available for sale. Debt securities consist of securities with an initial maturity of more than one year. Such securities include U.S. Treasury, Federal National Mortgage and Federal Home Loan Mortgage notes. Short-term investments include commercial paper, certificates of deposit, money market instruments and any fixed maturity with an initial maturity of one year or less.

At December 31, 2003 and 2002, available for sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect applicable to available-for-sale securities, are excluded from earnings and reported in comprehensive income and reported as a separate component of common stockholders' equity until realized. A decline in the fair value of an available for sale security below its cost that is deemed other-than-temporary is charged to earnings.

Realized gains and losses on investments are determined on the specific identification method.

At December 31, 2003 and 2002, the Company had concentrations of market risk in its holdings of the equity securities of the Burlington Northern Santa Fe

Corporation of $258.8 million and $411.8 million, respectively, and of CIGNA Corporation of $207.4 million and $0.0 million, respectively.

c. Property and Equipment.
Depreciation of buildings and equipment and amortization of leasehold improvements are principally calculated using the straight-line method over the estimated useful life of the respective assets or the life of the lease, whichever is less.

d. Derivative Financial Instruments.
The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company enters into interest rate swaps for purposes of converting variable interest rate exposure to a fixed rate and to match interest expense with interest income. Interest rate swaps are accounted for as a hedge of the obligation. Interest expense is recorded using the revised interest rate.

e. Deferred Acquisition Costs.
Acquisition costs related to unearned premiums that vary with, and are directly related to, the production of such premiums (principally commissions, premium taxes, compensation and certain underwriting expenses) are deferred. Deferred acquisition costs are amortized to expense as the related premiums are earned. Deferred acquisition costs are periodically reviewed to determine their recoverability from future income, including investment income, and if any such costs are determined to be not recoverable they are charged to expense. Deferred acquisition costs amortized to expense in 2003 and 2002 were $43.0 and $6.2 million, respectively.

f. Premiums.
Premiums are recognized as revenue on a pro-rata basis over the term of an insurance policy. Unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of insurance policies in force.

Premium balances receivable are reported net of an allowance for estimated uncollectible premium amounts. Ceded premiums are charged to income over the applicable term of the various reinsurance contracts with third party reinsurers.

g. Loss Reserves.
The reserves for losses and loss adjustment expenses represent management's best estimate of the ultimate cost of all reported and unreported losses incurred through the balance sheet date and include: (i) the accumulation of individual estimates for claims reported on direct business prior to the close of an accounting period; (ii) estimates received from reinsurers with respect to reported claims which have been reinsured; (iii) estimates for incurred but not reported claims based on past experience modified for current trends; and (iv) estimates of expenses for investigating and settling claims based on past experience. The reserves recorded are based on estimates resulting from the review process, and differences between estimates and ultimate payments are reflected as an expense in the statement of earnings in the period in which the estimates are revised.

h. Reinsurance.
AIHL follows the customary practice of reinsuring with other companies the loss exposures on business its insurance operations have written. This practice allows AIHL's insurance operations to diversify their business and write larger policies, while limiting the extent of their primary maximum net loss. Reinsuring loss exposures does not relieve AIHL's insurance operations from their obligations to policyholders. AIHL's insurance operations remain liable to their policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to losses from a reinsurer's inability to pay, AIHL and its insurance operations periodically evaluate the financial condition of their reinsurers.

In connection with the Company's acquisitions of Platte River in 2002 and Landmark in 2003, the sellers contractually retained through reinsurance agreements the obligation to pay all of the losses and loss adjustment expenses of Platte River and Landmark in existence at the date of acquisition. Accordingly, AIHL recorded both a reinsurance receivable and a loss reserve liability in the amount of $181.3 million at the time it acquired Platte River and approximately $15.0 million at the time it acquired Landmark. Such reinsurance receivables and loss reserve liabilities may change when losses are reported but are expected to decline over time as losses are paid. Such amounts were $92.0 million for Platte River and $37.3 for Landmark at December 31, 2003. At December 31, 2002 the amount for Platte River was $142.5 million.

Reinsurance receivables (including amounts related to claims incurred but not reported) and prepaid reinsurance premiums are reported as assets. Ceded premiums are charged to income over the applicable terms of the various reinsurance contracts with third party reinsurers. Reinsurance contracts that do not result in a reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed and that do not provide for the transfer of significant insurance risk generally do not meet the conditions for reinsurance accounting and are accounted for as deposits.

i. Income Taxes.
The Company files a consolidated federal income tax return with its domestic subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

j. Accounts Receivable.
Accounts receivable consist of receivables, net of allowances.

k. Inventory.
Inventories are stated at the lower of cost or market. Cost is computed using either the last in, first out (LIFO) method, the first in, first out (FIFO) method or the average cost.

l. Revenue Recognition.
Revenue is recognized either upon shipment or upon receipt of goods by the customer depending upon whether the contractual sales terms are Freight-on-board ("FOB") shipping point or FOB destination, respectively.

m. Cash.
For purposes of the consolidated statements of cash flows, cash includes only funds on deposit which are available for immediate withdrawal.

n. Net Earnings Per Share of Common Stock.
Net earnings per share of common stock are based on the average number of shares of Alleghany common stock outstanding during the years ended December 31, 2003, 2002, and 2001, respectively, as adjusted for stock dividends. The average number of shares of common stock outstanding, as adjusted for stock dividends, was 7,450,625 in 2003, 7,448,058 in 2002, and 7,519,032 in 2001.

o. Stock Option Plans.
The Company follows Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation Transition and Disclosure." SFAS 123 establishes accounting and reporting standards for stock-based employee compensation plan, and allows companies to choose between the "fair value based method of accounting" as defined in SFAS 123 and the "intrinsic value based method of accounting" as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stocks Issued to Employees." The Company has elected to continue to follow the "intrinsic value based method of accounting" for awards granted prior to 2003 and accordingly no expense is recognized for those stock option grants. Effective January 1, 2003, the Company adopted the "fair value based method of accounting" of SFAS 123, using the prospective transition method for awards granted after January 1, 2003.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: no cash dividend yield for all years; expected volatility of 18 percent for all years; risk-free interest rates ranging from 2.58 to 3.72 percent; and expected lives of seven years.

Had compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, the Company's net earnings and earnings per share would have changed to the pro forma amounts indicated as follows:

		2003	*2002*	*2001*
Net earnings	As reported	**$162,378**	$54,813	$224,230
	Pro forma	**$161,905**	$53,109	$225,927
Basic earnings per share	As reported	**$ 21.79**	$ 7.36	$ 29.82
	Pro forma	**$ 21.73**	$ 7.13	$ 30.05

p. Goodwill and Other Intangible Assets.
Effective January 1, 2002, the Company adopted FASB Statements of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." Upon adoption, the Company stopped amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life are subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives.

q. Reclassification.
Certain prior year amounts have been reclassified to conform to the 2003 presentation.

r. Reclamation Costs.
On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over its useful life. In addition, the retirement obligation is discounted and accretion expense is recognized. As such, a provision has been established for the present value of estimated future costs of site reclamation relating to final reclamation at each site. The provision is based on engineering estimates of the anticipated method and extent of site reclamation required to meet regulatory requirements. The provision for reclamation costs is subject to review by management on a regular basis and is revised periodically for changes in future estimated costs and/or regulatory requirements. The adoption of SFAS 143 did not have a material impact on the Company's consolidated financial condition or results of operations.

s. Recently Adopted Accounting Standards.
In December 2003, FASB Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company's disclosures in note 11 incorporate the requirements of Statement 132 (revised).

In December 2003, the Financial Accounting Standards Board (FASB) issued Revised Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities." FIN 46R clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

FIN 46R is effective for public companies that have interests in variable interest entities ("VIEs") or potential VIEs (commonly referred to as special-purpose entities) for periods ending after December 15, 2003. Application by public companies for all other types of entities is required for periods ending after March 15, 2004. The Company has chosen to adopt FIN 46R effective December 31, 2003.

The adoption of FIN 46R did not have any impact on the Company's consolidated financial condition or results of operations as there were no VIEs identified which required consolidation. The Company holds interests in private equity investments totaling $11.1 million that are accounted for under the equity method of accounting and are included in debt securities in the consolidated balance sheet. The Company does not have any unfunded commitments associated with these hedge fund investments, and its exposure to loss is limited to the investment carrying amounts reported in the consolidated balance sheet.

Effective December 31, 2003, the Company adopted EITF Issue 03-01 (EITF 03-01), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 requires that certain quantitative and qualitative disclosures be made for debt and marketable equity securities classified as available-for-sale that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The Company has added the applicable disclosure information in note 2.

As discussed in note p (Goodwill and Other Intangible Assets), the Company adopted SFAS 142 in 2002 and, accordingly, stopped amortizing goodwill on January 1, 2002. Net income and earnings per share adjusted to exclude goodwill amortization expense for the year ended December 31, 2001 is as follows:

	2001
Net earnings	$ 224,230
Amortization of goodwill (net of tax)	6,825
Adjusted net earnings	$ 231,055
Basic Earnings per share as reported	$ 29.82
Basic Earnings per share pro forma	$ 30.73
Diluted Earnings per share as reported	$ 29.54
Diluted Earnings per share pro forma	$ 30.44

During 2003, the Company performed the impairment tests using the fair value approach required by SFAS 142. Based on these tests, there was no impairment to goodwill or intangible asset values during 2003.

t. Statutory Accounting Practices.
The Company's insurance subsidiaries, domiciled principally in the States of New Hampshire, Delaware and Wisconsin, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

u. Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.
Statement of Financial Accounting Standards No. 144 (SFAS 144), "Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS 144 on January 1, 2002. As a result of the Company's analysis, certain assets were written down by $0.9 million in 2003 and $1.2 million in 2002 to their fair value.

Prior to the adoption of SFAS 144, the Company accounted for long-lived assets in accordance with SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

2. *Investments*
Available for sale securities at December 31, 2003 and 2002 are summarized as follows (in thousands):

2003

Consolidated	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 370,982	$ 249,785	$ (13)	$ 620,754
Debt securities	910,307	9,808	(2,845)	917,270
Short-term investments	135,079	—	—	135,079
	$1,416,368	$ 259,593	$(2,858)	$1,673,103
Industry Segment				
Property and casualty insurance	$1,186,052	$ 87,983	$(2,845)	$1,271,190
Mining and filtration	1,234	—	—	1,234
Corporate activities	229,082	171,610	(13)	400,679
	$1,416,368	$ 259,593	$(2,858)	$1,673,103

2002

Consolidated	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 239,669	$ 249,328	$(2,644)	$ 486,353
Debt securities	570,973	10,468	(835)	580,606
Short-term investments	237,698	—	—	237,698
	$1,048,340	$ 259,796	$(3,479)	$1,304,657
Industry Segment				
Property and casualty insurance	$ 306,715	$ 55,327	$(3,393)	$ 358,649
Mining and filtration	1,345	—	—	1,345
Corporate activities	740,280	204,469	(86)	944,663
	$1,048,340	$ 259,796	$(3,479)	$1,304,657

The amortized cost and estimated fair value of debt securities at December 31, 2003 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Short-term investments due in one year or less	$ 135,079	$ 135,079
Mortgage-backed securities	67,209	67,217
Debt securities		
due within one year	127,493	127,468
due one through five years	343,918	346,513
due five through ten years	194,023	195,816
due after ten years	177,664	180,256
Equity securities	370,982	620,754
	$1,416,368	$1,673,103

The proceeds from sales of available-for-sale securities were $756.5 million, $503.7 million, and $110.3 million in 2003, 2002, and 2001, respectively. Gross realized gains and gross realized losses of available-for-sale securities were $159.4 million and $7.5 million, $48.1 million and $11.7 million, and $14.6 million and $2.6 million in 2003, 2002, and 2001, respectively.

Interest, dividend and other income is comprised as follows (in thousands):

	2003	2002	2001
Interest	$22,549	$24,691	$43,511
Dividends	14,522	10,944	8,968
Other	18,993	17,429	5,619
	$56,064	$53,064	$58,098

During 2003, 2002, and 2001, Alleghany had available-for-sale securities that were trading below cost. The Company determined that these declines were other-than-temporary and, accordingly, recorded a loss provision of approximately $ 0.4 million, $1.5 million, and $2.6 millions respectively, for these investments.

An investment in a debt or equity security is impaired if its fair value falls below its book value and the decline is considered to be other-than-temporary. Factors considered in determining whether a decline is other-than-temporary include the length of time and the extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. A debt security is impaired if it is probable that the Company will not be able to collect all amounts due under the security's contractual terms. Equity investments are impaired when it becomes apparent that the Company will not recover its cost over the expected holding period. Further, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover the cost prior to the expected date of sale.

The gross unrealized investment losses and related fair value for fixed maturities and equity securities at December 31, 2003 were as follows:

	Fair value	Gross unrealized loss
Fixed Maturities		
US Government obligations		
Less than 12 months	$139,252	$(1,595)
More than 12 months	$ —	$ —
Mortgage backed securities		
Less than 12 months	$ 18,938	$ (276)
More than 12 months	$ —	$ —
State, Municipal and Political subdivisions		
Less than 12 months	$103,774	$ (607)
More than 12 months	$ 221	$ (44)
Corporate Bonds and Other		
Less than 12 months	$ 46,757	$ (322)
More than 12 months	$ 22	$ (1)
Total Fixed Maturities		
Less than 12 months	$308,721	$(2,800)
More than 12 months	$ 243	$ (45)
Equity Securities		
Less than 12 months	$ 2,272	$ (13)
More than 12 months	$ —	$ —
Total Temporarily Impaired Securities		
Less than 12 months	$310,993	$(2,813)
More than 12 months	$ 243	$ (45)
Total	$311,236	$(2,858)

At December 31, 2003, the cost of 109 investments in fixed maturity securities exceeded fair value. There were no individual securities with material unrealized losses at December 31, 2003.

3. Notes Receivable

Notes receivable are primarily comprised of a $91.5 million note due January 2007 bearing interest at a rate equal to the 30-day commercial paper rate plus 0.0625 percent.

4. Inventory

Inventories at December 31, 2003 and 2002 are summarized as follows (in thousands):

	2003	2002
Finished goods	$65,937	$64,719
Work in process	5,509	4,638
Raw material	13,166	12,621
	$84,612	$81,978

5. Reinsurance

In the ordinary course of business, AIHL cedes reinsurance for purposes of risk diversification and limiting maximum loss exposure to catastrophic events. If the assuming reinsurers are unable to meet the obligations assumed under these agreements, AIHL would remain liable. Reinsurance receivables at December 31, 2003 and 2002 consist of the following (in thousands):

	2003	2002
Reinsurance recoverable on paid losses	$ 12,067	$ 2,713
Ceded outstanding losses and loss adjustment expenses	$178,702	$144,766

The following table indicates property and casualty premiums written and earned for the years ended December 31, 2003 and 2002 (in thousands):

2003	Written	Earned
Premiums direct	$742,436	$262,045
Premiums assumed	$432,091	$275,911
Premiums ceded	$402,052	$107,042
2002	Written	Earned
Premiums direct	$145,497	$140,340
Premiums assumed	$ 3,009	$ 2,025
Premiums ceded	$ 16,982	$ 16,716

The Company has geographic exposure to catastrophe losses in certain areas of the country. Catastrophes can be caused by various natural and man-made events including hurricanes, earthquakes, and windstorms. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes, and windstorms may produce significant damage in heavily populated areas. The Company generally seeks to reduce its exposure to catastrophes through individual risk selection and the purchase of catastrophe reinsurance.

The Terrorism Risk Insurance Act of 2002 was signed into law in November 2002. This temporary legislation remains in effect until December 31, 2004, and requires insurers to offer coverage for certain types of terrorist acts in their commercial property and liability insurance policies, and establishes a federal program to reimburse insurers for a portion of losses so insured.

6. *Liability for Loss and Loss Adjustment Expenses*

Activity in the liability for losses and loss adjustment expenses in 2003 and 2002 is summarized as follows (in thousands):

	2003	2002
Balance at January 1	$ 258,471	$ —
Reserves acquired	14,573	266,688
Less reinsurance recoverables	159,766	179,512
Net balance	113,278	87,176
Incurred related to:		
Current year	229,519	82,639
Prior years	20,683	17,869
Total incurred	250,202	100,508
Paid related to:		
Current year	40,122	28,562
Prior years	47,396	45,417
Total paid	87,518	73,979
Net balance at December 31	275,962	113,705
Plus reinsurance recoverables	178,702	144,766
Balance at December 31	$ 454,664	258,471

The increase in liability for loss and loss adjustment expenses in 2003 was primarily due to the acquisition of Resurgens Specialty, RIC and Landmark

The estimated loss and loss adjustment expenses for claims arising in prior years was a net unfavorable development of $20.6 million primarily due to the strengthening of Capitol Transamerica's reserves in connection with assumed reinsurance treaty business written by one of its subsidiaries between 1969 and 1976.

7. *Debt*

Total debt at December 31, 2003 and 2002 is summarized as follows (in thousands):

	2003	2002
Long-Term Debt		
Alleghany Properties		
Senior notes at 6.83%, due through 2004	$ —	$ 8,000
Alleghany Funding		
Notes payable at 2.1% to 2.8% due 2007	80,000	80,000
World Minerals		
Revolving credit line at LIBOR + 1% to 1.25% due through 2003	—	39,000
Revolving credit line at LIBOR + 1.5% to 2.0% due through 2007	56,000	—
Other loans at 4.80% to 7.0%, due through 2011	1,287	1,305
Heads & Threads		
Bankers acceptance at 7.37% to 8.15% due through 2003	—	12,253
Revolving credit line at prime less 0.5% due 2006	18,050	—
Capital lease obligations	—	8
	155,337	140,566
Short-Term Debt		
Alleghany Properties		
Senior notes at 6.83%, due through 2004	$ 8,000	$ 8,000
World Minerals		
Bank of China term loan at 6.37% due 2004	2,356	2,356
Other loans due through 2004	93	317
Industrial & Commercial Bank of China 6.37% due 2004	1,262	1,268
Heads & Threads		
Capitol lease obligations	2	—
	11,713	11,941
	$167,050	$152,507

Upon cancellation in June 2002 of its five-year and 364-day revolving credit agreements with a bank entered into in November 2000, Alleghany entered into three-year and 364-day revolving credit agreements with a bank syndicate which provide commitments for revolving credit loans in an aggregate principal amount of $200.0 million. In June 2003, the 364-day revolving credit agreement was amended and renewed and the three-year credit agreement was amended.

At Alleghany's option, borrowings under the revolving credit agreements bear interest at a rate based on the prevailing rates for dollar deposits in the London interbank market or the greater of the federal funds rate and the administrative agent bank's prime rate plus applicable margins. No amounts were outstanding at 2003 and 2002 year end. A commitment fee of 1/4 of 1 percent per annum of the unused commitment is charged. The revolving credit agreements require Alleghany, among other things, to maintain tangible net worth not less than $1.09 billion, limit the amount of certain other indebtedness, and maintain certain levels of unrestricted liquid assets. Such agreements also contain restrictions with respect to mortgaging or pledging any of Alleghany's assets and the consolidation or merger with any other corporation. At December 31, 2003 the Company was in full compliance with these requirements and restrictions.

On December 11, 1998, Alleghany Properties issued $40.0 million of 6.83 percent senior notes due through 2004. The notes are being repaid in five equal annual principal amortization payments.

Alleghany Funding's notes are primarily secured by a $91.5 million installment note receivable. Alleghany Funding has entered into a related interest rate swap agreement with a notional amount of $86.2 million for the purpose of matching interest expense with interest income. This swap is pay variable, receive variable. Alleghany Funding pays a variable rate equal to the one month commercial paper rate plus 0.0625 percent and receives a variable rate equal to the three month LIBOR rate plus 0.375 percent. The swap matures on January 22, 2007. Alleghany Funding is exposed to credit risk in the unlikely event of nonperformance by the swap counter-party. The Company monitors the credit rating of the swap counter-party.

In March 1999, World Minerals entered into a credit agreement with several banks which, as amended, provided for a commitment for revolving credit loans and/or letters of credit in an aggregate principal amount of $120.0 million. Such credit agreement matured in March 2003 and was replaced by a new credit agreement providing $100.0 million of credit. As of December 31, 2003, $56.0 million of long term indebtedness was outstanding under World Minerals' credit facility. World Minerals also had $0.6 million of letters of credit outstanding at December 31, 2003. The aggregate available long-term borrowing and letter of credit amount as of December 31, 2002 was $80.6 million.

In December 2001, Heads & Threads entered into a credit agreement with two banks which provided a total of up to $28.0 million of revolving credit loans. In April 2003, this credit agreement expired and was replaced by a new credit agreement with one bank providing for up to $30.0 million of revolving credit loans. At December 31, 2003, $18.1 million of revolving credit loans were outstanding. At December 31, 2002, $12.3 million of revolving credit loans and capital leases were outstanding.

Regarding the Company's interest rate swaps, the impact of Alleghany's hedging activities has been to increase (decrease) its weighted average borrowing rates by (0.7) percent, (4.3) percent, and (5.0) percent, and to increase (decrease) reported interest expense by $(0.5) million, $(2.1) million, and $(1.9) million for the years ended 2003, 2002, and 2001, respectively.

Scheduled aggregate annual maturities of debt for each of the next five years and thereafter are as follows (in thousands):

2004	$ 11,852
2005	150
2006	18,210
2007	136,168
2008	180
Thereafter	490
	$167,050

8. *Income Taxes*

Income tax expense (benefit) from continuing operations consists of the following (in thousands):

	Federal	State	Foreign	Total
2003				
Current	**$ 77,711**	**$(3,017)**	**$10,730**	**$ 85,424**
Deferred	**(5,711)**	**(1,423)**	**(301)**	**(7,435)**
	$ 72,000	**$(4,440)**	**$10,429**	**$ 77,989**
2002				
Current	$(18,229)	$(3,538)	$ 9,259	$(12,508)
Deferred	13,647	1,715	(263)	15,099
	$ (4,582)	$(1,823)	$ 8,996	$ 2,591
2001				
Current	$ 30,130	$50,434	$ 7,640	$ 88,204
Deferred	17,236	(1,421)	(203)	15,612
	$ 47,366	$49,013	$ 7,437	$103,816

Earnings from continuing operations, before income taxes, includes $25.6 million, $23.0 million, $21.9 million from foreign operations in 2003, 2002, and 2001, respectively.

The difference between the federal income tax rate and the effective income tax rate on continuing operations is as follows:

	2003	*2002*	*2001*
Federal income tax rate	**35.0%**	35.0%	35.0%
Goodwill amortization	—	—	0.1
Income subject to dividends-received deduction	**(1.2)**	(4.2)	(0.4)
State taxes, net of federal tax benefit	**(1.4)**	(1.6)	5.9
Book tax basis adjustment	—	—	(22.0)
Adjustment of estimated tax liabilities	—	(26.8)	—
Other, net	—	2.1	0.4
	32.4%	4.5%	19.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Deferred tax assets		
Net operating loss carryforward and foreign tax credit	**$ 8,212**	$ 9,236
Reserves for impaired assets	**5,220**	3,844
Expenses deducted for tax purposes when paid	**4,702**	4,881
Securities valuation	**507**	1,144
Property and casualty loss reserves	**12,539**	6,477
Unearned premium reserves	**29,250**	5,879
Basis difference on BNSF shares	**—**	29,352
Performance shares	**5,817**	4,996
Compensation accruals	**15,360**	12,664
Other	**6,404**	5,341
Deferred tax assets	**88,011**	83,814
Valuation allowance	**(2,275)**	(2,161)
Total deferred tax asset	**85,736**	81,653
Deferred tax liabilities		
Unrealized gain on investments	**90,215**	89,692
Tax over book depreciation	**26,647**	27,126
Deferred income on installment note	**31,974**	31,974
BNSF redemption	**11,311**	14,881
Deferred acquisition costs	**19,095**	10,744
Purchase accounting adjustments	**7,490**	10,191
Other	**4,110**	1,209
Total deferred tax liabilities	**190,842**	185,817
Net deferred tax liability	**$(105,106)**	$(104,164)

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. At December 31, 2003 and 2002, the Company established a valuation allowance of $2.3 million and $2.2 million, respectively, for certain deferred state tax assets which it believes may not be realized.

9. Stockholders' Equity

The total number of shares of all classes of capital stock which Alleghany has authority to issue is 30,000,000, of which 8,000,000 shares are preferred stock, par value of $1.00, and 22,000,000 shares are common stock, par value of $1.00.

At December 31, 2003, $179.3 million of World Minerals stockholders' equity was restricted as to dividend payments to Alleghany by a borrowing agreement.

AIHL's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid without prior approval of insurance regulatory authorities. In 2004, a maximum amount of $56.6 million and $1.3 million will be available without prior approval of the New Hampshire and Wisconsin insurance departments, respectively.

Additionally, payments of dividends (other than stock dividends) by Alleghany to its stockholders are limited by the terms of its revolving credit loan agreements which provide that Alleghany can pay dividends up to the sum of cumulative net earnings after December 31, 2001, proceeds from the issuance of stock after December 31, 2001, and $50.0 million, provided that Alleghany maintains certain financial ratios as defined in the agreements. At December 31, 2003, approximately $274.6 million of common stockholders' equity was available for dividends by Alleghany to its stockholders.

Alleghany provides, through its 1993 Long-Term Incentive Plan (under which awards were granted through 2001 year end) and its 2002 Long-Term Incentive Plan, for incentive compensation of the types commonly known as restricted stock, stock options, stock appreciation rights, performance shares, performance units and phantom stock, as well as other types of incentive compensation. Awards may include, but are not limited to, cash and/or shares of Alleghany's common stock, rights to receive cash and/or shares of common stock and options to purchase shares of common stock including options intended to qualify as incentive stock options under the Internal Revenue Code and options not intended to qualify. The number of performance shares awarded under the incentive plans to employees of the Company were 26,930 in 2003, 30,659 in 2002, and 21,801 in 2001 (as adjusted for stock dividends).

Under the incentive plans, participants are entitled, at the end of a four-year award period, to the fair value of the number of shares of Alleghany's common stock equal to the number of performance shares issued to them based on market value on the payment date and normally payable half in cash and half in common stock, provided defined levels of performance are achieved. As of December 31, 2003 (for all award periods through the award period 2003), 120,156 performance shares were outstanding. Expense is recognized over the performance period on a pro rata basis.

Alleghany also provides, through its Amended and Restated Directors' Stock Option Plan (under which options were granted through May 1999) and its 2000 Directors' Stock Option Plan, for the automatic grant of non-qualified stock options to purchase 1,000 shares of common stock in each year after 1987 to each non-employee director. Options to purchase

7,000 shares at the then fair market value of $170.54 were granted in 2003. At December 31, 2003, 85,564 options were outstanding, of which 71,376 options were vested at an average option price of $140.53.

No options were granted to subsidiary directors in 2003. At December 31, 2003, 10,826 options were outstanding and fully vested to subsidiary directors at an average option price of $189.62.

Compensation cost that has been charged against income for the Company's incentive and stock-based plans was $7.7 million, $0.2 million, and $8.1 million in 2003, 2002, and 2001, respectively.

In October 1997, options outstanding under the 1993 Stock Option Plan of Underwriters Re Group were exchanged for Alleghany options under the Underwriters Re Group 1997 Stock Option Plan, which is still in effect. The stock options are not exercisable until one year from the date of grant when 25 percent are exercisable with an additional 25 percent becoming exercisable on each subsequent anniversary of the grant date. No options were issued in 2003. At December 31, 2003, 20,728 options were outstanding and vested at an average option price of $104.17.

In connection with its purchase of Alleghany Underwriting in October 1998, Underwriters Re Group granted Alleghany options under the Underwriters Re Group 1998 Stock Option Plan in exchange for outstanding options and warrants to purchase shares of Alleghany Underwriting stock. No options were issued in 2003. At December 31, 2003, 5,933 options were outstanding and vested at an average option price of $69.50.

The Board of Directors has authorized the purchase from time to time of additional shares of common stock for the treasury. During 2003, 2002 and 2001, Alleghany repurchased 1,326, 155,613, and 66,692 shares of its common stock at a cost of $.3 million, $28.7 million, and $12.7 million, respectively.

Statutory net income (loss) of the Company's insurance subsidiaries was $9.8 million and $(8.9) million for the years ended December 31, 2003 and 2002, respectively. Statutory capital and surplus of the Company's insurance subsidiaries was $737.0 million and $154.5 million at December 31, 2003 and 2002, respectively.

10. Fixed Option Plans

A summary of the status of the Company's fixed option plans as of December 31, 2003, 2002, and 2001 and changes during the years ending on those dates is presented as follows:

	2003 Shares (000)	*2003* Weighted Average Grant Price	2002 Shares (000)	2002 Weighted Average Grant Price	2001 Shares (000)	2001 Weighted Average Grant Price
Fixed Options						
Outstanding, beginning	**210**	**$ 107**	240	$ 102	362	$ 120
Granted	**7**	**171**	7	183	7	193
Exercised	**(94)**	**68**	(36)	92	(21)	81
Forfeited	**—**	**—**	(1)	214	(108)	172
Outstanding, ending	**123**	**$ 141**	210	$ 107	240	$ 102
Options exercisable at year end	**109**	**—**	193	—	219	—
Weighted-average fair value of options granted during the year	**—**	**$51.40**	—	$53.45	—	$53.85

Options Outstanding	*Weighted Average Number Outstanding at 12/31/03 (000)*	Remaining Contractual Life (years)	Weighted Average Exercise Price
Range of Exercise Prices			
$ 69 to 82	**25**	1.0	$ 75
$ 109 to 213	**98**	5.1	156
	123	4.2	$141

Options Exercisable	*Number Exercisable at 12/31/03 (000)*	Weighted Average Exercise Price
Range of Exercise Prices		
$ 69 to 82	**25**	$ 75
$ 109 to 213	**84**	152
	109	$135

11. Employee Benefit Plans

The Company has several noncontributory defined benefit pension plans covering substantially all of its employees. The defined benefits are based on years of service and the employee's average annual base salary over a consecutive three-year period during the last ten years of employment plus one half of the highest average annual bonus over a consecutive five-year period during the last ten years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service's funding requirements. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following tables set forth the defined benefit pension plans' funded status at December 31, 2003 and 2002 (in millions, except percentages):

	2003	2002
Change in projected benefit obligations		
Projected benefit obligation at beginning of year	**$ 60.9**	$ 53.9
Service cost	**3.3**	2.3
Interest cost	**4.1**	3.7
Amendments	**1.8**	0.1
Actuarial loss	**6.9**	3.9
Benefits paid	**(3.3)**	(3.0)
Projected benefit obligation at end of year	**$ 73.7**	$ 60.9
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 40.7**	$ 41.6
Actual return on plan assets	**6.9**	(2.8)
Company contributions	**6.9**	4.9
Benefits paid	**(3.3)**	(3.0)
Fair value of plan assets at end of year	**$ 51.2**	$ 40.7
Funded status	**$(22.5)**	$ (20.2)
Unrecognized net loss	**12.4**	2.1
Unrecognized prior service cost	**5.6**	13.5
Pension liability included in other liabilities	**$ (4.5)**	$ (4.6)
Weighted average asset allocations		
Equity securities	**47%**	49%
Debt securities	**53%**	51%
Total	**100%**	100%
Accumulated benefit obligation	**$ 63.8**	$ 52.8

	2003	2002	2001
Net pension cost included the following expense (income) components			
Service cost — benefits earned during the year	**$3.3**	$ 2.4	$ 2.8
Interest cost on projected benefit obligation	**4.1**	3.6	$ 3.4
Expected return on plan	**(3.1)**	(3.1)	(3.2)
Net amortization and deferral	**2.6**	1.7	1.9
Net periodic pension cost included in salaries, administration and other operating expenses	**$6.9**	$ 4.6	$ 4.9

	2003	2002	2001
Assumptions used in computing the funded status of the plans are as follows			
Rates for increases in compensation levels	**4-5%**	4-5%	5.00%
Range of weighted average discount rates	**6.00%**	6.50-6.75%	7.00%
Range of expected long-term rates of return	**4-8%**	4-8%	4-8%

The Company's investment policy is to provide long-term growth combined with a steady income stream. The target allocation of 47 percent in equity security includes 34 percent in a low-cost S&P index fund, 9 percent in an aggressive growth fund of funds and 4 percent in an international fund of funds. The 53 percent for debt securities includes 36 percent in an intermediate bond fund and 17 percent in a stable value, mortgage backed securities, fund. All funds are rebalanced periodically. This mix of investments is intended to provide stability and an income stream sufficient to meet current obligations without the need to sell longer-term investments. The overall long-term rate-of-return-on-assets asumptions are based on historical investments.

Contributions of $7.3 million are expected to be paid to the plans during 2004.

The measurement date used to determine pension and other postretirement benefit plans is December 31, 2003.

The Company provides supplemental retirement benefits through deferred compensation programs and profit sharing plans for certain of its officers and employees for which earnings were charged $4.9 million in 2003, $3.3 million in 2002, and $2.9 million in 2001.

The Company also provides certain healthcare and life insurance benefits for retired employees. The cost of these benefits is accrued during the period that employees render service. The accrued postretirement benefit obligation was $3.4 million and $2.9 million at December 31, 2003 and 2002, respectively. The postretirement healthcare and life insurance costs recognized were $0.4 million and $0.1 million for 2003 and 2001, respectively. The Company recognized no postretirement healthcare and life insurance costs in 2002.

12. Comprehensive Income

Comprehensive income requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately in the equity section of the balance sheet. Accumulated other comprehensive income of the Company consists of net unrealized gains on investment securities, foreign exchange translation adjustments and minimum pension liability.

	Before Tax (000)	Tax Expense (000)	Net of Tax Amount (000)
2003			
Unrealized holding (losses) gains arising during year	**$(152,808)**	**$ 53,483**	**$(99,325)**
Less: reclassification adjustments for gains realized in net income	**151,842**	**(53,145)**	**98,697**
Change in unrealized gain on investments	**$ (966)**	**$ 338**	**$ (628)**

	Before Tax (000)	Tax Expense (000)	Net of Tax Amount (000)
2002			
Unrealized holding (losses) gains arising during year	$(104,658)	$36,630	$(68,028)
Less: reclassification adjustments for gains realized in net income	36,375	(12,731)	23,644
Change in unrealized gain on investments	$ (68,283)	$23,899	$(44,384)
2001			
Unrealized holding gains (losses) arising during year	$ 18,251	$ (6,387)	$11,864
Less: reclassification adjustments for gains realized in net income	(9,364)	3,277	(6,087)
Change in unrealized loss on investments	$ 8,887	$ (3,110)	$ 5,777

The following are the components of accumulated other comprehensive income as of December 31 (in thousands):

	2003	*2002*	*2001*
Unrealized appreciation on investments	**$165,978**	$166,606	$210,990
Minimum pension liability	**(3,863)**	(3,755)	133
Translation adjustment	**(8,938)**	(21,617)	(27,407)
	$153,177	$141,234	$183,716

13. Earnings per share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31 (in thousands, except share amounts):

	2003	*2002*	*2001*
Income from continuing operations	**$162,378**	$ 54,813	$430,563
Discontinued operations	**—**	—	(206,333)
Income available to common stockholders for basic earnings per share	**162,378**	54,813	224,230
Effect of dilutive securities	**—**	—	—
Income available to common stockholders for diluted earnings per share	**$162,378**	$ 54,813	$224,230
Weighted average shares outstanding applicable to basic earnings per share	**7,450,625**	7,448,058	7,519,032
Effect of dilutive securities:			
Options	**26,504**	56,429	70,672
Adjusted weighted average shares outstanding applicable to diluted earnings per share	**7,477,129**	7,504,487	7,589,704

Contingently issuable shares of 39,085, 37,755, and 44,730, were potentially available during 2003, 2002, and 2001, respectively, but were not included in the computation of diluted earnings per share because the impact was anti-dilutive to the earnings per share calculation.

14. Commitments and Contingencies

The Company leases certain facilities, furniture and equipment under long-term lease agreements. In addition, certain land, office space and equipment are leased under noncancelable operating leases which expire at various dates through 2011. Rent expense was $10.1 million, $8.0 million, and $7.9 million, in 2003, 2002, and 2001, respectively.

The aggregate minimum payments under operating leases with initial or remaining terms of more than one year as of December 31, 2003 are $12.4 million, $10.7 million, $9.6 million, $8.4 million, $7.5 million, and $9.1 million in 2004, 2005, 2006, 2007, 2008 and thereafter, respectively.

Alleghany's subsidiaries are parties to pending litigation and claims in connection with the ordinary course of their businesses. Each such subsidiary makes provisions for estimated losses to be incurred in such litigation and claims, including legal costs. In the opinion of management, based in part on advice of counsel, such provisions are adequate.

Talbot Holdings Ltd., the new owners of Alleghany Underwriting, raised new capital in the Lloyd's insurance market. In January 2003, Alleghany agreed to provide a $15.0 million letter of credit to support the business written by a new syndicate of Talbot Holdings Ltd. during 2003 and 2004. Such letter of credit was reduced to $10.0 million in December 2003.

AIHL's reserve for unpaid losses and loss adjustment expenses includes $28.1 million and $7.3 million of gross and net reserves at December 31, 2003 and 2002, respectively, for various liability coverages related to asbestos and environmental impairment claims that arose from reinsurance of certain general liability and commercial multiple-peril coverages assumed by a subsidiary of Capitol Transamerica between 1969 and 1976. This subsidiary exited this business in 1976. Restrictive asbestos and environmental impairment exclusions were introduced in late 1986 on both insurance and reinsurance contracts, significantly reducing these exposures for incidents occurring after 1986. Reserves for asbestos and environmental impairment claims cannot be estimated with traditional loss reserving techniques because of uncertainties that are greater than those associated with other types of claims. Factors contributing to those uncertainties include a lack of historical data, the significant periods of time that often elapse between the occurrence of an insured loss and the reporting of that loss to the ceding company and the reinsurer, uncertainty as to the number and identity of insureds with potential exposure to such risks, unresolved legal issues regarding policy coverage, and the extent and timing of any such contractual liability. Such uncertainities are not likely to be resolved in the near future and, therefore, management believes it is not possible at this time to determine the ultimate losses for such claims or develop a meaningful range of such losses.

For both asbestos and environmental excess of loss reinsurance claims, AIHL establishes case reserves by applying reinsurance contract terms to losses reported by ceding companies, analyzing from the first dollar of loss incurred by the primary insurer. In establishing the liability for claims for asbestos related liability and for environmental impairment claims, management considers facts currently known and the current state of the law and coverage litigation. Additionally, ceding companies often report potential losses on a precautionary basis to protect their rights under the reinsurance arrangement, which generally calls for prompt notice to the reinsurer. Ceding companies, at the time they report such potential losses, advise AIHL of the ceding companies' current estimate of the extent of such loss. AIHL's claims department reviews each of the precautionary claims notices and, based upon current information, assesses the likelihood of loss to AIHL. Such assessment is one of the factors used in determining the adequacy of the recorded asbestos and environmental reserves.

15. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	2003 Carrying Amount	2003 Fair Value	2002 Carrying Amount	2002 Fair Value
Assets				
Investments	**$1,673,103**	**$1,673,103**	$1,304,657	$1,304,657
Notes receivable	**$ 92,082**	**$ 92,082**	$ 92,358	$ 91,536
Accounts receivable	**$ 112,808**	**$ 112,808**	$ 60,431	$ 60,431
Premium balances receivable	**$ 279,682**	**$ 279,682**	$ 25,279	$ 25,279
Swap-hedging purposes	**$ 771**	**$ 771**	$ 990	$ 990
Liabilities				
Other liabilities	**$ 211,000**	**$ 211,000**	$ 145,715	$ 145,715
Reinsurance payable	**$ 255,117**	**$ 255,117**	$ 1,696	$ 1,696
Subsidiaries' debt	**$ 167,050**	**$ 167,367**	$ 152,507	$ 152,886

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate fair value:

Investments: The fair value of equity securities and debt securities is based upon quoted market prices. The fair value of short-term investments approximates amortized cost.

Notes receivable: The carrying amount approximates fair value because interest rates approximate market rates.

Accounts receivable, Premium balances receivable and Reinsurance payable: The carrying amount approximates fair value.

Swap: The fair value of the swap is based on a valuation model.

Other liabilities: The carrying amount approximates fair value.

Subsidiaries' debt: The fair value of the Company's debt is estimated based on the quoted market prices for the same or similar issues or on current rates offered to the Company for debt with the same remaining maturities.

16. Segments of Business

Information concerning the Company's continuing operations by industry segment as of and for the years ended December 31, 2003, 2002 and 2001 is summarized as follows (in thousands):

	2003	2002	2001
Revenues from continuing operations			
Property and casualty insurance	**$ 511,531**	$ 128,091	$ —
Mining and filtration	**266,270**	251,173	248,501
Corporate activities	**240,432**	197,593	710,350
Total	**$1,018,233**	$ 576,857	$ 958,851
Earnings from continuing operations, before income taxes			
Property and casualty insurance	**$ 134,794**	$ (20,123)	$ —
Mining and filtration	**27,494**	25,428	23,373
Corporate activities	**118,271**	84,344	571,787
	280,559	89,649	595,160
Interest expense	**5,514**	6,545	13,790
Corporate administration	**34,678**	25,700	46,991
Total	**$ 240,367**	$ 57,404	$ 534,379
Identifiable assets at December 31			
Property and casualty insurance	**$2,606,955**	$ 682,693	$ —
Mining and filtration	**331,305**	327,887	318,937
Corporate activities	**629,780**	1,205,455	1,634,979
Total	**$3,568,040**	$2,216,035	$1,953,916
Capital expenditures			
Property and casualty insurance	**$ 5,310**	$ 3,252	$ —
Mining and filtration	**7,953**	9,797	11,153
Corporate activities	**727**	802	881
Total	**$ 13,990**	$ 13,851	$ 12,034
Depreciation and amortization			
Property and casualty insurance	**$ 11,819**	$ 1,680	$ —
Mining and filtration	**16,067**	15,627	17,342
Corporate activities	**2,000**	1238	2400
Total	**$ 29,886**	$ 18,545	$ 19,742

17. Other Information

a. The amount of goodwill included in the balance sheets at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
AIHL	**$ 45,161**	$ 23,265
World Minerals	**42,134**	45,116
Heads & Threads	**6,144**	6,144
	$ 93,439	$ 74,525

b. The amount of other intangible assets, net of amortization, included in the consolidated balance sheets at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
AIHL:		
Agency relationships	**$ 13,892**	$ 14,496
Licenses	**25,121**	14,631
Trade name	**35,500**	4,900
Broker and reinsurance relationships	**32,674**	—
Renewal rights	**21,727**	—
Other	**3,614**	—
	$132,528	$ 34,027
World Minerals	**7,772**	4,306
	$140,300	$ 38,333

The economic useful lives of intangible assets are as follows: agency relationships (15 years) state insurance licenses (indefinite), trade name (indefinite), broker and reinsurance relationships (15 years) and renewal rights (5.5 years).

c. Other assets shown in the consolidated balance sheets include the following amounts at December 31, 2003 and 2002 (in thousands):

	2003	2002
Real estate properties	**$ 32,243**	$ 46,154
Prepaid expenses	**6,348**	7,824
Reinsurance deposit premiums	**15,046**	—
Other	**41,261**	29,080
	$ 94,898	$ 83,058

d. Property and equipment, net of accumulated depreciation and amortization, at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002	Depreciation Period
Land	**$ 16,665**	$ 15,095	—
Buildings and improvements	**43,513**	41,855	30-40 years
Furniture and equipment	**169,954**	156,960	3-20 years
Ore reserves	**41,093**	38,597	30 years
Leasehold improvements	**2,560**	1,215	Various
Mining equipment	**28,992**	27,636	5-7 years
Other	**20,314**	21,427	—
	323,091	302,785	
Less: accumulated depreciation and amortization	**(145,383)**	(129,246)	
	$ 177,708	$ 173,539	

e. Other liabilities shown in the consolidated balance sheets include the following amounts at December 31, 2002 and 2001 (in thousands):

	2003	2002
Accounts payable	**$ 67,963**	$ 28,474
Performance shares	**17,501**	15,000
Pension, retirement & incentive plans	**41,285**	13,074
Minority interest ownership in World Minerals	**1,841**	11,828
Accrued salaries and wages	**11,050**	9,844
Deferred compensation	**4,544**	12,723
Accrued expenses	**14,197**	14,356
Deferred revenue	**9,810**	7,919
Other	**42,809**	32,497
	$211,000	$145,715

18. Related Party Transactions

During 2003, the Company made an investment totaling $10.3 million in Broadfield Capital, L.P., an investment fund formed and managed by a limited liability company owned by Jefferson W. Kirby. This fund invests in small and mid-cap public equities, private equities and distressed debt. Mr. Kirby was a Vice President of Alleghany until June 30, 2003, and is a son of F. M. Kirby, Chairman of the Board of Alleghany.

19. Quarterly Results of Operations (unaudited)

Selected quarterly financial data for 2003 and 2002 are presented below (in thousands, except per share amounts):

	Quarters ended			
	March 31	June 30	September 30	December 31
2003				
Revenues	**$138,660**	**$144,366**	**$354,850**	**$380,357**
Net earnings	**$ 7,724**	**$ 5,996**	**$ 74,870**	**$ 73,788**
Basic earnings per share of common stock: *	**$ 1.04**	**$ .81**	**$ 10.02**	**$ 9.85**
2002				
Revenues	$157,998	$141,774	$143,431	$133,654
Net earnings (loss)	$ 25,809	$ 8,895	$ 21,720	$ (1,611)
Basic earnings (loss) per share of common stock: *	$ 3.44	$ 1.19	$ 2.93	$ (0.22)

* Amounts reflect subsequent stock dividends.

Earnings per share by quarter may not equal the amount for the year due to the timing of share transactions and rounding.



Certified Public Accountants
757 Third Avenue
New York, NY 10017

The Board of Directors and Stockholders
Alleghany Corporation:

We have audited the accompanying consolidated balance sheets of Alleghany Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, changes in common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alleghany Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
February 25, 2004

COMBINING BALANCE SHEET

(Not covered by Independent Auditors' Report)

December 31, 2003

(in thousands)	Alleghany Insurance Holdings	World Minerals	Corporate Activities	Combined
Assets				
Available for sale securities:				
Equity securities	$ 327,701	$ —	$ 293,053	$ 620,754
Debt securities	901,147	—	16,123	917,270
Short-term investments	42,342	1,234	91,503	135,079
	1,271,190	1,234	400,679	1,673,103
Cash	211,817	17,087	2,679	231,583
Notes receivable	407	—	91,675	92,082
Accounts receivable	48,530	49,792	14,486	112,808
Premium balances receivable	279,682	—	—	279,682
Reinsurance receivables	190,769	—	—	190,769
Ceded unearned premium reserves	264,038	—	—	264,038
Deferred acquisition costs	47,282	—	—	47,282
Property and equipment at cost, less accumulated depreciation and amortization	14,040	159,837	3,831	177,708
Inventory	—	35,164	49,448	84,612
Goodwill and other intangibles, net of amortization	177,689	49,906	6,144	233,739
Deferred tax assets	56,165	12,142	17,429	85,736
Other assets	45,346	6,143	43,409	94,898
	$2,606,955	$331,305	$ 629,780	$3,568,040
Liabilities and Common Stockholders' Equity				
Current taxes payable	$ 33,205	$2,267	$ 14,133	$ 49,605
Losses and loss adjustment expenses	454,664	—	—	454,664
Other liabilities	95,616	53,333	62,051	211,000
Reinsurance payable	255,117	—	—	255,117
Unearned premiums	676,940	—	—	676,940
Subsidiaries' debt	—	60,998	106,052	167,050
Deferred tax liabilities	57,192	28,567	105,083	190,842
Total liabilities	1,572,734	145,165	287,319	2,005,218
Common stockholders' equity	1,034,221	186,140	342,461	1,562,822
	$2,606,955	$331,305	$ 629,780	$3,568,040

COMBINING STATEMENT OF EARNINGS FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES

(Not covered by Independent Auditors' Report)

December 31, 2003

(in thousands)	Alleghany Insurance Holdings	World Minerals	Corporate Activities	Combined
Revenues				
Net fastener sales	$ —	$ —	$113,277	$ 113,277
Interest, dividend and other income	25,672	134	30,258	56,064
Net premiums earned	430,914	—	—	430,914
Net mineral and filtration sales	—	266,136	—	266,136
Net gain on investment transactions	54,945	—	96,897	151,842
Total revenues	511,531	266,270	240,432	1,018,233
Costs and expenses				
Commissions and brokerage expenses	113,688	—	—	113,688
Salaries, administrative, and other operating expenses	12,847	39,628	33,998	86,473
Loss and loss adjustment expenses	250,202	—	—	250,202
Cost of goods sold-fasteners	—	—	88,163	88,163
Cost of mineral and filtration sales	—	199,148	—	199,148
Interest expense	—	1,815	3,699	5,514
Corporate administration	—	—	34,678	34,678
Total costs and expenses	376,737	240,591	160,538	777,866
Earnings from continuing operations, before income taxes	$134,794	$ 25,679	$ 79,894	$ 240,367

F.M. Kirby

Chairman of the Board since 1967 and chief executive officer from 1967 until July 1992, and former Chairman of Investors Diversified Services, Inc., is a former director of American Express Company, Cyclops Industries, Inc., The Pittston Company, New York Central Railroad, Penn Central Railroad, Woolworth Corporation, Alpha Portland Cement Co. and U.S. Industries, Inc., President, F.M. Kirby Foundation, Inc., Vice President of the Pennsylvania Society, a director – emeritus of The National Football Foundation and College Hall of Fame, Inc. Mr. Kirby is an alumnus of Lafayette College and the Harvard Business School.

John J. Burns, Jr.

President and chief operating officer since 1977 and chief executive officer since July 1992, joined Alleghany in 1968 as Vice President – Finance. He is a director of Burlington Northern Santa Fe Corporation. Before joining Alleghany, he was a general partner of New York Securities Co. and a security analyst at Goldman Sachs & Co. Mr. Burns is a graduate of Boston College and the Harvard Business School.

Weston M. Hicks

Executive Vice President since October 2002, was Executive Vice President and Chief Financial Officer of The Chubb Corporation before joining Alleghany. Prior to that, Mr. Hicks was a senior research analyst and managing director at J.P. Morgan Securities from 1999 to 2001 and a senior research analyst at Sanford C. Bernstein & Co. from 1991 to 1999. Mr. Hicks is a Chartered Financial Analyst, a member of the New York Society of Securities Analysts and a member of the Association of Investment Management and Research. Mr. Hicks is a graduate of Lehigh University.

David B. Cuming

Senior Vice President and chief financial officer since 1989, joined Alleghany as Vice President in 1977. Previously he was a manager and investment advisor with private venture capital organizations. Mr. Cuming has bachelor's and master's degrees from Trinity College in Cambridge, England.

Robert M. Hart

Senior Vice President and General Counsel since 1994 and Secretary since January 1995, was a partner in the law firm of Donovan Leisure Newton & Irvine LLP before joining Alleghany. He is a member of the American Bar Association and the American Law Institute, and a Senior Lecturer in Law at Duke University. Mr. Hart is a graduate of Marist College and Duke University School of Law.

James P. Slattery

Senior Vice President - Insurance since 2002, was Chief Operating Officer and Deputy Chief Executive Officer of Swiss Re America before joining Alleghany. He is a member of the New York Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Slattery is a graduate of St. John's University.

Benson J. Chapman

Vice President since January 1995, was a partner at KPMG LLP before joining Alleghany. He is a member of the American Institute of Certified Public Accountants, the New York and New Jersey Societies of Certified Public Accountants, Financial Executives International and the Tax Executives Institute. Mr. Chapman is a graduate of the University of Pennsylvania and the Northeastern University Graduate School of Business Administration.

Dorothea C. Gilliam

Vice President – Investments since 1991, joined Chicago Title and Trust Company in 1986. She is a Chartered Financial Analyst and a member of the Association for Investment Management and Research. Before joining Chicago Title in 1986, she was a security analyst at Duff & Phelps, Inc. Ms. Gilliam is a graduate of Newton College of the Sacred Heart and the University of Tennessee Business School.

Peter R. Sismondo

Vice President, Controller and Assistant Secretary since 1989 and Treasurer since January 1995, joined Alleghany in 1988 as Controller and Assistant Secretary. Previously he was Vice President of E.F. Hutton Group Inc. He is a member of the American Institute of Certified Public Accountants. Mr. Sismondo is a graduate of Princeton University and the Rutgers Graduate School of Management.

Christopher K. Dalrymple

Associate General Counsel and Assistant Secretary since March 2002, was in-house counsel at Everest Broadband Networks and Interliant, Inc. prior to that. From 1996 to 2000, Mr. Dalrymple was an associate in the law firm of Dewey Ballantine LLP. He is a member of the American Bar Association and a graduate of Colgate University and Cornell University Law School.

James A. Dixon

Chairman and Chief Executive Officer of RSUI Group, Inc. since July 2003, founded Resurgens Specialty Underwriting, Inc. (then known as Royal Specialty Underwriting, Inc.) and served as its Chairman from 1998 to 2003. He is a Chartered Property Casualty Underwriter. Mr. Dixon is a graduate of Highland College.

E.G. Lassiter

President of RSUI Group, Inc. since July 2003, was President and Chief Executive Officer of Resurgens Specialty Underwriting, Inc. (then known as Royal Specialty Underwriting, Inc.) from 1999 to 2003. He is a Chartered Property Casualty Underwriter. Mr. Lassiter is a graduate of Presbyterian College and the University of Georgia Business School.

David F. Pauly

President and Chief Executive Officer since October 2002, joined Capitol Transamerica as Executive Vice President, Chief Operating Officer in January 2002. Previously he was Executive Vice President and Chief Operating Officer of ACUITY Insurance. He joined ACUITY Insurance in 1976. Mr. Pauly is a graduate of St. Norbert College.

Stephen J. Sills

President and Chief Executive Officer of Darwin Professional Underwriters since early 2003. Prior to joining Darwin, Mr. Sills was a founder and Chief Executive Officer of Executive Risk Inc. and an Executive Vice President of Chubb Corporation subsequent to the sale of Executive Risk to Chubb. Mr. Sills is a graduate of the University of Tennessee.

John Oskam

President and Chief Executive Officer of World Minerals since May 2000, was previously Managing Director of Omya UK, a leading manufacturer of calcium carbonate fillers. He was at World Minerals from 1993 to 1998, ultimately serving as Senior Vice President—Operations. He has worked in the industrial minerals industry in increasingly responsible positions since 1965. Mr. Oskam has a bachelor's degree in engineering from Lafayette College.

Gregory R. Brown

President and Chief Executive Officer of Heads & Threads since April 2003, was President and Chief Executive Officer of Xantrex Technology Inc. before joining Heads & Threads. Prior to that Mr. Brown held positions with Schneider Electric SA from 1992 to 2001, including President and Chief Executive Officer of Schneider Canada and Schneider Mexico & MidAmericas. Mr. Brown is a graduate of Virginia Polytechnic University.

David J. Bugatto

President and chief executive officer of Alleghany Properties since January 2000, joined Alleghany Properties as Senior Vice President in 1994. Previously he was a Vice President of the real estate investments division of Sacramento Savings Bank, which was a subsidiary of Alleghany. He is a director of Sonoma West Holdings Inc., managing trustee of the Lambda Chi Alpha Scholarship Fund, and an active member in the Urban Land Institute. Mr. Bugatto is a graduate of the California State University Sacramento.

DIRECTORS AND OFFICERS

Directors

Rex D. Adams†
Professor of Business Administration, Fuqua School of Business at Duke University (education)

John J. Burns, Jr.*
President and chief executive officer, Alleghany Corporation

Dan R. Carmichael†
President and Chief Executive Officer, Ohio Casualty Corporation (property and casualty insurance)

Thomas S. Johnson†
Chairman and Chief Executive Officer, GreenPoint Financial Corp. and GreenPoint Bank (banking)

Allan P. Kirby, Jr.*
President, Liberty Square, Inc. (investments); Chairman of the Executive Committee, Alleghany Corporation

F.M. Kirby*
Chairman of the Board, Alleghany Corporation

William K. Lavin†
Financial Consultant

Roger Noall
Retired Executive, KeyCorp (banking)

James F. Will*
President, Saint Vincent College (education)

**Member of the Executive Committee*
†Member of the Audit Committee

Officers

F.M. Kirby
Chairman of the Board

John J. Burns, Jr.
President and chief executive officer

Weston M. Hicks
Executive Vice President

David B. Cuming
Senior Vice President

Robert M. Hart
Senior Vice President, General Counsel and Secretary

James P. Slattery
Senior Vice President – Insurance

Benson J. Chapman
Vice President

Dorothea C. Gilliam
Vice President – Investments

Peter R. Sismondo
Vice President, Controller, Treasurer and Assistant Secretary

Christopher K. Dalrymple
Associate General Counsel and Assistant Secretary

OPERATING BUSINESSES

RSUI Group, Inc.
James A. Dixon
Chairman and Chief Executive Officer

E.G. Lassiter
President

Capitol Transamerica Corporation
David F. Pauly
President and Chief Executive Officer

Darwin Professional Underwriters, Inc.
Stephen J. Sills
President and Chief Executive Officer

World Minerals Inc.
John Oskam
President and Chief Executive Officer

Heads & Threads International LLC
Gregory R. Brown
President and Chief Executive Officer

Alleghany Properties, Inc.
David J. Bugatto
President

ADDITIONAL INFORMATION

Stockholders may obtain, free of charge, a copy of Alleghany's annual report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2003 (together with a description of the exhibits thereto), upon request to the Secretary of Alleghany Corporation, 375 Park Avenue, New York, New York 10152.

Independent Certified Public Accountants
KPMG LLP, New York

Registrar and Transfer Agent
Computershare Investor Services LLC
Telephone: 312-360-5420


This report is printed on recycled paper.

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Alleghany Corporation
375 Park Avenue
New York, NY 10152
(212) 752-1356